UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10

 GENERAL FORM FOR REGISTRATION OF SECURITIES Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

Commission File Number 000-52055

RED METAL RESOURCES LTD.
(Exact name of registrant as specified in its charter)

Nevada	20-2138504
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

195 Park Avenue Thunder Bay, Ontario P7B 1B9
(Address of principal executive offices)

Registrant’s telephone number, including area code:  (807) 345-5380

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which each is registered
N/A	N/A

Securities to be registered pursuant to Section 12(g) of the Act:  Common Stock, $0.001 par value

Large accelerated filer	No	Accelerated filer	No
Non-accelerated filer	No	Smaller reporting company	Yes

TABLE OF CONTENTS

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS	1

ITEM 1: BUSINESS	1

GENERAL	1
UNPROVED MINERAL PROPERTIES	2
COMPETITION	10
RAW MATERIALS	10
DEPENDENCE ON MAJOR CUSTOMERS	11
PATENTS/TRADEMARKS/LICENSES/FRANCHISES/CONCESSIONS/ROYALTY AGREEMENTS/LABOR CONTRACTS	11
GOVERNMENT CONTROLS AND REGULATIONS	11
COSTS AND EFFECTS OF COMPLIANCE WITH ENVIRONMENTAL LAWS	11
EXPENDITURES ON RESEARCH AND DEVELOPMENT	11
NUMBER OF TOTAL EMPLOYEES AND NUMBER OF FULL-TIME EMPLOYEES	11

ITEM 1A: RISK FACTORS	12

ITEM 2: FINANCIAL INFORMATION	15

SELECTED FINANCIAL DATA	15
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	16
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	28

ITEM 3: PROPERTIES	28

ITEM 4: SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	29

ITEM 5: DIRECTORS AND EXECUTIVE OFFICERS	29

BIOGRAPHICAL INFORMATION: DIRECTORS AND OFFICERS	30
BIOGRAPHICAL INFORMATION: SIGNIFICANT EMPLOYEE	30
DIRECTORS’ COMPENSATION	30

ITEM 6: EXECUTIVE COMPENSATION	31

ITEM 7: CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE	31

DIRECTOR INDEPENDENCE	31
TRANSACTIONS WITH RELATED PERSONS	31

ITEM 8: LEGAL PROCEEDINGS	33

ITEM 9: MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS	33

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ITEM 10: RECENT SALES OF UNREGISTERED SECURITIES	34

ITEM 11: DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED	35

GENERAL	35
COMMON STOCK	35

ITEM 12: INDEMNIFICATION OF DIRECTORS AND OFFICERS	36

ITEM 13: FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA	37

INDEX TO FINANCIAL STATEMENTS	37

ITEM 14: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	40

ITEM 15: EXHIBITS	40

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SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

This registration statement on Form 10 contains “forward-looking statements”.  These forward-looking statements are based on our current expectations, assumptions, estimates and projections about our business and our industry.  Words such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “may,” and other similar expressions identify forward-looking statements.  In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.  These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements.  Factors that might cause such a difference include, but are not limited to, those discussed in the sections of this registration statement titled “Risk Factors”, “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, as well as the following:

•	general economic conditions, because they may affect our ability to raise money
•	our ability to raise enough money to continue our operations
•	changes in regulatory requirements that adversely affect our business
•	changes in the prices for minerals that adversely affect our business
•	political changes in Chile, which could affect our interests there
•	other uncertainties, all of which are difficult to predict and many of which are beyond our control

You are cautioned not to place undue reliance on these forward-looking statements, which relate only to events as of the date on which the statements are made.  We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this registration statement.  You should refer to and carefully review the information in future documents we file with the Securities and Exchange Commission.

ITEM 1: BUSINESS

General

Red Metal Resources Ltd. was incorporated in Nevada on January 10, 2005 as Red Lake Exploration, Inc.  We changed our name to Red Metal Resources Ltd. on August 27, 2008.

On August 21, 2007, we formed Minera Polymet Limitada, a limited liability company, under the laws of the Republic of Chile.  We own 99% of Polymet, which holds our Chilean mineral property interests.  Under Chilean law, a resident of Chile must be a shareholder in a limitada.  To meet this requirement, 1% of Polymet is owned by a Chilean resident, an experienced manager who has organized an office and other resources for us to use and is Polymet’s legal representative in Chile.

Our resident agent’s office is at 711 S. Carson Street, Suite 4, Carson City, Nevada, 89701.  Our business office is at 195 Park Avenue, Thunder Bay, Ontario, Canada, P7B 1B9.  Our telephone number is (807) 345-5380; our email address is info@redmetalresources.com; and our web address is www.redmetalresources.com.  Information on our web site is not a part of this registration statement.

We are a start-up exploration stage company without operations.  We are in the business of acquiring and exploring mineral claims. All of our claims are located in the III Region of Atacama, Chile. We have not determined whether our claims contain mineral reserves that are economically recoverable.  We have not begun significant operations and are considered an exploration stage company as defined by SEC Guide 7 with reference to Statement of Financial Accounting Standard No.7 Accounting and Reporting by Development Stage Enterprises.

Our ability to realize our investment in and expenditures on mineral claims depends upon whether we maintain the legal ownership of the claims. Title to mineral claims involves risks inherent in the process of determining the validity of claims and the ambiguous transfer history characteristic of many mineral claims. To the best of our knowledge, we have good title to all of our mineral claims.

In Chile we have acquired title to mining claims, locally called mensuras, and staked or acquired exploration claims, locally called pedimentos. A mensura gives the holder title and the right to mine the claim. A pedimento gives the holder the right to explore a claim for two years. The holder can apply to convert a pedimento to a mensura at any time during the two years (a process called manifestacion stage).  The application process takes 220 days.

We cannot guarantee that any of our pedimento claims will convert to mensura claims. Some of our pedimento claims are still in the registration process. We may decide, for geologic, economic or other reasons, not to complete a registration or to abandon a claim after it is registered. Some of our pedimentos we have staked over other owners’ claims. Our pedimento rights in these claims will not crystallize unless the owners of the underlying claims fail to pay their taxes or otherwise forfeit their interests in their claims.

Unproved mineral properties

We have two principal properties—the Farellon and Mateo—consisting of both mining claims and exploration claims that we have assembled since the beginning of 2007. We had options to purchase the Santa Rosa and the Camila claims, which we abandoned in November and December, 2008: the Camila after our initial exploration program indicated more prospective ground lay to the northeast; and the Santa Rosa as we considered the carrying cost too high in today’s market.

Principal properties

Our principal properties as of the date of this filing are set out in Table 1. These properties are accessible by road from Vallenar.

Table 1: Principal properties
Property	Percentage and type of claim	Hectares
		Per claim	Total
Farellon
Farellon 1 – 8 claim	100%, mensura	66
Cecil 1 – 49 claims	100%, mensura	230
Cecil 1 – 40 and Burghley 1 – 60 claims	100%, manifestacion	500	796
Mateo
Margarita claim	100%, mensura	56
Che 1 & 2 claims	Option for 100%, mensura	76
Irene 1 & 2 claims	Letter of intent for 100%, mensura	60
Mateo	100%, pedimentoa		2,200
			2,996
aThis pedimento is staked over the three mensuras to claim the mineral interests between them and includes the hectares covered by the mensuras. See Figure 2 below.

FARELLON PROPERTY

The Farellon property consists of two groups of claims—the Farellon claim and the Cecil and Burghley claims—which are not contiguous but lie within the historical Carrizal Alto mining district southwest of the Carrizal Alto mine. Table 2 describes the claims and Figure 1 illustrates them.

Table 2: Farellon property
Name of claim	Type of claim	Hectares
Farellon 1 – 8	Mensura	66
Cecil 1 – 49	Mensura	230
Cecil 1 – 40	Manifestacion	200
Burghley 1 – 60	Manifestacion	300
		796

0 500 1,000
metres
N
310,000 mE
312,000 mE
314,000 mE
6,892,000 mN
6,890,000 mN
Cecil 1-49
Burghley 1-60
Farellon 1-8
Cecil 1-40
Mensura
Manifestacion
Other Concessions
Llanos de Challe National Park
REDMETAL RESOURCES
EXPLORING FOR GOLD AND COPPER IN CHILE
Farellon Property Mineral Concessions
Date:31/01/10
Farellon
III Region, Chile
PSAD56 Zone 19

Figure 1: Farellon property

The Farellon 1 – 8 was the first mineral claim that we acquired in Chile. It covers 66 hectares (163 acres) and is centered about 309,150 east and 6,888,800 south UTM PSAD56 Zone 19 in Province of Huasco, Commune of Huasco, III Region of Atacama, Chile.

We acquired the claim through an assignment agreement between Polymet and Minera Farellon Limitada dated September 25, 2007, as amended.  Under the assignment agreement, Minera Farellon agreed to assign to Polymet its option to buy the Farellon claim for $250,000 payable by April 30, 2008.  We paid Minera Farellon for the assignment on April 25, 2008, and assumed all of Minera Farellón’s rights and obligations under the Farellon option agreement on the same day. We exercised the option and bought the claim from the vendor for $300,000 on April 25, 2008. We continue to owe a royalty equal to 1.5% of the net proceeds that we receive from the processor to a maximum of $600,000, payable monthly and subject to a monthly minimum of $1,000 when we start exploiting the minerals we extract from the claim.  We can pay any unpaid balance of the royalty at any time. We have not yet exploited the claim.

On September 17, 2008, we bought the Cecil 1 – 49, Cecil 1 – 40 and Burghley 1 – 60 claims for $20,000 and $4,243 in legal and transfer costs. The Cecil and Burghley claims cover 728 hectares and are centered a 311,500 east and 6,890,000 south UTM PSAD56 Zone 19 and lie approximately 1.7 kilometers north of the Farellon 1 – 8 border. The claims cover a 1.8-kilometre strike length of a mineralized vein interpreted to be part of the same mineralizing system as the Farellon 1 – 8 vein. An investigation completed during the Farellon 1 – 8 acquisition uncovered a broad regional sampling program completed in 1996 showing results from the areas covered by the Cecil and Burghley claims. Results from the 1996 sampling show copper and gold grades similar to grades returned from the Farellon vein, with up to 13.5 grams per tonne gold with 1.27% copper and 2.27 grams per tonne gold with 1.68% copper while the cobalt grades are stronger with samples of up to 0.68% and 0.51% cobalt. All samples are from waste dumps surrounding historical artisanal mine workings. On December 1, 2009, we initiated the manifestacion process when we applied to convert the Cecil 1 – 40 and Burghley 1 – 60 exploration claims to mining claims.

Location and means of access. The Farellon property is approximately 40 kilometers west of the Pan-American Highway, about one hour and 15 minutes by vehicle from the town of Vallenar which has a population of 40,000 and modern facilities.  High-tension power lines and a fiber-optic communications line run along the highway and both power and rail are connected to the Cerro Colorado iron ore mine only 20 kilometers from the Farellon property. The area is serviced from Copiapó, a city of 70,000 with daily air and bus services to Santiago and other centers.

The Farellon property can be accessed by driving approximately 20 kilometers north on the Pan-American Highway from Vallenar then turning northwest towards Canto del Agua.  From Canto del Agua, the Farellon property is approximately 10 kilometers along a well-maintained gravel road.  There are numerous gravel roads in the area, so a guide is necessary to access the property the first time.  All of the roads are well maintained and can support large machinery necessary to transport drills, backhoes and bulldozers.  Water is readily available in Canto del Agua and could probably be found on the Farellon property where all of the historic drill holes intersected water.

Exploration history .The Farellon property is in the Carrizal Alto mining district and lies five kilometers along strike south of the center of the historic Carizzal Alto copper-gold mine. Veins of the Farellon property were exploited as part of the Carizzal Alto mines. We have located no hard data summarizing all of the past mining activity, but tailings, slag dumps and the size of the shafts and some of the shallow surface workings are evidence of a significant mining history. Some reports state that the Carrizal Alto mines went to depths of up to 600 meters, and that the area once produced more than three million tonnes of mainly copper ore at 5% to 15% copper.

Mine workings of various sizes are all along the Farellon property, but only one modern exploration program has been completed.  In 1996, the Farellon and two other veins, the Fortuna and the Theresa, were explored by an Australian junior mining company under the name Minera Stamford S.A.  Their exploration included a large mapping and surface sampling program followed by a 34-hole RC drilling program.  Of these 34 drill holes, 23 were drilled on the Farellon 1 – 8 claim.  The RC drilling program on the Farellon claim consistently intersected oxide and sulphide facies mineralization along a two-kilometer-long zone covering the Farellon claim and strike extents to the south.  Mineralization is two to 35 meters wide with an average width of five meters.  The mineralized zone consists of one or more discrete veins and, in places, stockwork veining and mineralization.  While drilling covered the length of the property, gaps up to 350 meters are untested and infill drilling is required to confirm an economic ore body. Table 3 presents the significant intersections from the 1996 drilling program on the Farellon claim.

Table 3: Farellon historic significant intersections (1996)
Drill hole FAR–96	Significant intervals (m)			Assay results
	From	To	Length	Gold (g/t)	Copper (%)	Cobalt (%)
06	49	54	5	0.15	0.73	0.01
07	25	34	9	0.38	1.05	0.02
09	57	84	27	0.51	0.91	0.03
010	31	36	5	1.00	0.68	0.04
011	20	26	6	0.67	0.46	0.02
013	86	93	7	0.87	1.68	0.04
014	77	83	6	0.66	0.85	0.06
015	59	79	20	0.99	0.98	0.06
	99	109	10	0.18	1.02	0.03
016	24	26	2	0.95	1.57	0.02
	64	70	6	0.73	0.81	0.07
020	14	16	2	0.46	1.85	0.05
	39	43	4	0.75	0.90	0.03
021	22	25	3	4.17	5.29	0.11
022	29	39	10	1.53	1.31	0.04
	100	108	8	3.72	2.49	0.06
023	50	53	3	0.48	1.10	0.06
	59	64	5	0.28	0.78	0.03
	132	147	15	0.60	1.42	0.03
024	33	36	3	0.94	2.89	0.06
025	65	85	20	0.97	1.22	0.02
028	55	58	3	0.12	0.52	0.06
029	30	34	4	0.18	1.15	0.07
	82	87	5	0.09	0.96	0.01

Geology .The Farellon area has two major lithological units: Palaeozoic metamorphic sediments consisting of schists, phyllites and quartzites; and the Franja Central diorites.  The metamorphosed sediments outcrop in the western part of the property and have been metamorphosed to lower greenschist facies and then extensively overprinted by hydrothermal alteration.  Hydrothermal alteration is directly associated with the shear zone.  The diorite underlies the eastern part of the project area and has been extensively intruded by northeasterly trending intermediate mafic dykes.  At the Farellon property, a small stock-like felsic body named Pan de Azucar intrudes the diorite.  The intrusive relationship between the diorite and metamorphic sediments always appear to be tectonic.  Within the property and at the main Carrizal Alto workings to the north, the major mineralization is intimately related to the south-southwest trending mylonitic sheared contact between the metamorphic sediments and the diorite.  The shear is considered a splay of the main Atacama Fault Zone and dips 30º to 65º west. This contact parallels the regional geological trend and coincides with a major lineament which extends for hundreds of kilometers.  The sheared contact is 50 meters to 200 meters wide over the 1.7-kilometre strike length of the Farellon property.  Veins are typically three to 15 meters wide, striking south-southwest and dipping approximately 65 degrees to the northwest.

Mineralization . The Farellon property lies within the Candelaria iron oxide-copper-gold (IOCG) belt of Chile.  The IOCG belt is host to many major deposits such as the Candelaria mine and the Mantos Verde mine.  Ore bodies in the belt occur in veins, breccias, stringer bodies and layer parallel replacement bodies and are typically associated with north-south trending faults related to the Atacama Fault Zone.  All IOCG deposits have a strong association with iron oxides in the form of hematite or magnetite.  In the Candelaria region, larger ore bodies are located where the fault zones intersect a lithological contact with significant rheological contrast such as a sedimentary and volcanic intrusive contact.

Economic IOCG deposits are generally polymetallic and can include iron, copper, gold, zinc, lead, uranium and cobalt among others.  The Farellon property historically has been exploited for copper and lesser gold.  Cobalt mineralization was observed during the 1996–97 exploration work, but we have found no records of cobalt extraction.

Drilling. In September 2009, we completed a 725-metre RC drilling program on the Farellon property. Table 4 summarizes the results of our drilling.

The drilling program was designed to confirm historic drilling results and test mineralization down dip of previous drilling. Of the five holes drilled, three holes—FAR–09–A, B and E—tested historic intersections FAR–96–09, 021 and 022 summarized in Table 3; and two—FAR–09–A, B and C—tested depth extents of the previously known mineralization. Results of the drilling show grades and widths of mineralization consistent with historic exploration results and have given us valuable geological information showing the possibility of a shallow, 30-degree dip of the mineralization.

Table 4: Farellon drilling results (2009)
Drill hole FAR – 09	Assay interval (m)				Assay grade
		From	To	Core length	Gold (ppm)	Copper (%)
A		31	34	3.0	0.81	1.99
		79	109	30.0	0.18	0.62
	including	97	106	9.0	0.44	1.63
B		56	96	40.0	0.27	0.55
	including	56	63	7.0	0.22	0.66
		74	96	22.0	0.42	0.79
	including	75	86	11.0	0.67	1.35
C		73	103	30.0	0.79	0.55
	including	77	82	5.0	4.16	2.57
D		95	134	39.0	0.11	0.58
	including	95	103	8.0	0.33	2.02
E		25	30	5.0	0.54	1.35
		65	68	3.0	0.58	1.46

We commissioned Micon International Limited to prepare a technical report that complies with Canadian National Instrument 43-101 summarizing the information obtained from this drilling program. Micon concluded that our drilling confirmed the general location and tenure of the mineralization identified during the 1996 drilling program and noted some disparities between historical 1996 gold assays and the recent 2009 gold assays in two of the drill holes—FAR–09–A and E. In FAR–09–E, the disparity between the historical 1996 and the recent 2009 assays also occurs in the copper assays. Micon recommended that we investigate these disparities during the next phase of drilling.

The drilling identified that the copper and gold mineralization exhibited a direct correlation in both location and relative intensity and provided useful information for outlining the relative location and spacing of drill holes in our next exploration programs.

All of our 2009 drill holes intersected oxide facies mineralization with only minor amounts of sulphides observed in drill hole FAR–09–D. When we have established the general trend of the mineralization we can conduct some drilling to identify the oxide-sulphide interface.

Micon recommended that we conduct a two-phase drilling program. The first phase would consist of approximately 1,200 meters of diamond drilling to assist in defining the structural controls on the mineralization, which could have been misinterpreted in the past due to the limited geological information obtained from the historic RC drilling, and the depth and nature of the sulphide mineralization.  The estimated cost of this phase is $220,000.

If this phase is successful, Micon recommended that we conduct a much larger phase of exploration consisting of 5,000 meters of diamond drilling and 10,000 meters of RC drilling, and geophysical surveys and geological mapping. A geophysics survey using both magnetics and induced polarization will help to identify further mineralized structures on the property that may not have been noticed in the historic mapping. A phase two drill program would be at defined spacing to outline the continuity of mineralization leading to a 3D model and initial resource estimation.  The depth of the drilling would be dependent on the results of the phase one drilling program. The estimated cost of this phase is $1.9 million.

mateo property

We have assembled a group of claims in the vicinity of the abandoned Camila claims: the Che Uno and Che Dos, the Margarita, and the Irene Uno and Irene Dos mining claims, and the Mateo exploration claims as described in Table 5 and illustrated in Figure 2. The Mateo claims overlap the Che, Margarita and Irene claims to secure the areas between the claims.  We acquired all of these claims for the same geological reasons and consider them one property, which we call the Mateo property.

Table 5: Mateo property
Claim	Type
	Mensura (ha)	Pedimentoa (ha)
Che Uno 1 – 8	32
Che Dos 1 – 10	44
Margarita 1 – 14	56
Irene Uno 1 – 2	10
Irene Dos 1 – 10	50
Mateo 1		300
Mateo 2		300
Mateo 3		200
Mateo 9		300
Mateo 10		300
Mateo 12		200
Mateo 13		200
Mateo 14		300
Mateo 15		100
	192	2,200
aThe pedimentos are staked over the mensuras to claim the areas between the mensuras. See Figure 2.

Figure 2: Mateo property

che uno and che dos claims

On October 10, 2008 Minera Farellon granted us the option to purchase the Che Uno and Dos claims. The Che claims cover 76 hectares centered about 339,002 east and 6,838,450 south UTM PSAD56 Zone 19. They are in the northwest corner of the Mateo property.  On December 2, 2008 we paid $444 to acquire the option and $303 in legal and transfer costs, and must pay $20,000 by April 10, 2010 to exercise the option and complete our acquisition of the claims.

Minera Farellon agreed to pay the former owner a royalty equal to 1% of the net proceeds from the sale of ore to a maximum of $100,000 with no monthly minimum. We will assume this royalty obligation if we exercise our option and buy the claims.

margarita claim

We bought the Margarita mining claim on November 27, 2008 through a public auction and at October 31, 2009 had spent a total of $16,677 (including legal and registration costs) for this claim and owe the outstanding property taxes of approximately $700.  The Margarita claim covers 56 hectares centered around 340,353 east and 6,838,347 south UTM PSAD56 Zone 19 located within the northeast corner of the Mateo claim.

irene uno and irene dos claims

We can buy the Irene Uno and Dos mining claims according to a letter of intent dated February 2, 2009.  To formalize our right to buy these claims, we must enter into a purchase agreement with the owner. The purchase price is 21,000,000 Chilean pesos (approximately $39,500) and the owner’s legal and transfer costs.  The Irene claims cover 60 hectares centered about 341,002 east and 6,838,101 south UTM PSAD56 Zone 19, are located within the northeast corner of the Mateo property, and share their western border with the Margarita claim.

mateo claims

The Mateo claims consist of nine exploration claims—Mateo 1 – 3, 9, 10 and 12 – 15—covering 2,200 hectares, which we staked between November, 2008 and September, 2009. The claims are centered about 337,675 east and 6,837,600 south UTM PSAD56 Zone 19 and cover a five-kilometer strike length of intensely altered volcanics with significant massive sulphide mineralization. Grab samples from artisanal mining dumps have returned assays of up to 6.89% copper and 3.47 grams per tonne gold.

We can explore these claims for two years from the date of staking before applying to convert them to mining claims. We cannot guarantee that we will be able to convert all of these exploration claims into mining claims.

Location and means of access. The Mateo property is centered about 337,675 east and 6,837,600 south UTM PSAD56 Zone 19 approximately 10 kilometers east of Vallenar with the highest point at approximately 1,050 meters above sea level.  A well-used road leads from the city of Vallenar and crosses through the middle of the west half of the properties and along the southern border of the east half of the properties.  Many unmarked dirt roads in the area provide reliable access to most areas of Mateo.

Description. The Mateo property is a copper-gold-silver project that lies in the highly prospective but under-explored Candelaria IOCG belt in the Chilean Coastal Cordillera.  The Mateo property has undergone limited modern exploration including surface and underground RC drilling and artisanal mining on three separate mine sites, the Irene, Margarita and Santa Theresa mines.  We have reviewed all available records of work completed to date, including some records of the mining activity. Our interpretation of the work completed to date indicates the potential for an economic ore body in high-grade mineralized mantos and skarn-style mineralization associated with IOCG deposits.  The Mateo property is considered an advanced exploration property with potential for a large-scale, multi-million-tonne copper-gold-silver deposit.

Exploration history. Historical work includes several drill programs completed by different Chilean private and public companies.  Records exist from eight drillholes completed in 1994 on the Irene mine and include two full reports written by ENAMI (the Chilean national mining company) with interpretation of mineralization and recommendations for further exploration and mining work.

The Irene mine was investigated by ENAMI in 1994.  Work completed during this time included surface RC drilling, including 490 meters in four RC drillholes, and underground diamond drilling, including 220 meters in four drillholes. The drilling defined an inferred resource (non NI-43-101 compliant) of 68,000 tonnes with 3.6% copper, 78 grams per tonne silver and 0.7 grams per tonne gold. We obtained ENAMI’s reports of mining activities from 1994 through 1997. Approximately 11,875 tonnes of rock were mined in that time averaging 4.3% copper, 61.9 grams per tonne silver, and 1.01 grams per tonne gold.

A private Chilean company, Minera Taurus, drilled 16 RC holes on the east end of the Irene claim, but we have no record from this drilling. An unknown company built a portal 250 meters long and approximately three meters wide by three meters high. The portal leads to three mined-out chimneys connected to the surface providing ventilation channels. On a recent property visit with ENAMI’s geologists, we found an extension of the mineralized zone at the base of the tunnel below showing the potential for mineral resources.

Geology. Geologically, the Mateo property is located within the brittle-ductile north-south-trending Atacama Fault System that is known to host many of the major deposits in the Candelaria IOCG belt.  Known mineralization is hosted in an andesitic volcaniclastic sequence assigned to the Bandurrias Formation. Widespread iron oxide and potassic alteration indicates an IOCG mineralizing system further supported by significant amounts of economic grade mineralization.

Generative claims

As an exploration company, from time to time we will stake, purchase or option claims to allow ourselves the time and access to fully consider the geological potential of the claims. This allows us to generate new properties in areas that have not been explored. We have conducted groundwork on numerous generative claims of interest to us in the areas of our principal properties. We have acquired several of these claims, have options to acquire others, and have staked claims in the same areas. We continue to compile data on and review other claims and discuss terms with various owners.

Abandoned claims

During the last 24 months, we acquired and abandoned the Camila Breccia and the Santa Rosa mining claims and several generative claims.

camila breccia claims

On February 1, 2008 Minera Farellon granted us an option to acquire its option to buy the Camila claims. Under the option agreement, the acquisition price was $455,000 payable in stages on various dates between February 1, 2008 and December 7, 2009. The option agreement included a royalty equal to 6% of the net sales of minerals extracted from the claims to a maximum of $1 million payable monthly once exploitation began and payable in full by December 7, 2011. The option was exercisable on December 1, 2008. We reviewed the results of the 2008 drilling program and reconnaissance mapping in the area and decided that better potential for a mineralized ore body lies to the northeast of the Camila claims where we have staked the Mateo claims. We did not exploit the claims, did not exercise the option and have written off $55,000 in acquisition costs.

santa rosa claims

On February 1, 2008 Minera Farellon granted us an option to acquire its option to buy the Santa Rosa claims. The acquisition price was $419,500 payable in stages between February 1, 2008 and June, 2011, and included a royalty equal to 1.5% of the net sales of minerals extracted from the claims to a maximum of $590,000.

Minera Farellon maintained the right to mine the claims and paid us a royalty equal to 5% of the net proceeds from the sale of ore while we were making minimum monthly payments to the vendor. On October 27, 2008 Minera Farellon ceased mining operations on the Santa Rosa and ended all of our royalty revenue and obligations. During the year ended January 31, 2009, Minera Farellon paid us approximately $16,000 on account of the royalty.

The Santa Rosa claims consist of two mining and exploration claims totaling 110 hectares. The ore from Minera Farellon’s mining operation returned grades of up to 19.78% copper and 13.9 grams per tonne gold, indicating the potential for a consistently mineralized ore body. In the summer of 2008, we completed three diamond drill holes totaling 311 meters.  Significant results are summarized in Table 6.

Table 6: Santa Rosa significant intersections
DDH	Meters	Copper (%)	Gold (grams/tonne)
SRA-08-002	1.05	1.37	0.17
SRA-08-002	1.00	1.32	0.15
SRA-08-003	7.40	1.07	0.14

We considered the purchase price too high, given today’s market, and terminated the agreement in November 2008, writing off $132,000 in acquisition costs that we had paid to maintain the option.  We remain interested in the claims and are continuing to discuss new terms with the owner.

generative claims

On November 27, 2008 we attended a government auction of mineral claims and acquired the Cañas, Estrella and Caminada generative claims. The purchase price for each claim was equal to the fiscal tax unpaid for the years 1997 to 1999 inclusive and a six percent commission, both of which we paid to the government of Chile. At October 31, 2009, we abandoned these claims, as the outstanding back taxes that we would have had to pay to maintain our interest in the claims exceeded our assessment of their fair market value, we hadn’t the capital to continue to maintain them, or they didn’t have sufficient geological potential.  We wrote off $187,000 in acquisition costs on abandoned generative claims during the year ended January 31, 2009, and $29,685 during the nine months ended October 31, 2009.

Competition

The mineral exploration business is an extremely competitive industry.  We are competing with many other exploration companies looking for minerals.  We are one of the smallest exploration companies and a very small participant in the mineral exploration business.  Being a junior mineral exploration company, we compete with other similar companies for financing and joint venture partners, and for resources such as professional geologists, camp staff, helicopters and mineral exploration contractors and supplies.

Raw materials

The raw materials for our exploration programs include camp equipment, hand exploration tools, sample bags, first aid supplies, groceries and propane.  All of these types of materials are readily available from a variety of suppliers.

Dependence on major customers

We have no customers.  Our first customer likely will be ENAMI, which refines and smelts copper from the ore that it buys from Chile’s small- and medium-scale miners.  ENAMI is located in Vallenar.  We could also deliver our ore to a private smelter located about fifty kilometers south of Vallenar.

Patents/Trademarks/Licenses/Franchises/Concessions/Royalty agreements/Labor Contracts

We have no intellectual property such as patents or trademarks, and, other than the royalties that we must pay if we begin to exploit our Chilean properties, no royalty agreements or labor contracts.  We were receiving a 5% royalty from Minera Farellon, which had the right to mine our Santa Rosa claims. Minera Farellon stopped mining on October 27, 2008, thus ending our royalty revenue. On November 18, 2008, we terminated our option to purchase the Santa Rosa.

Government controls and regulations

Our business is subject to various levels of government controls and regulations, which are supplemented and revised from time to time.  We cannot predict what additional legislation or revisions might be proposed that could affect our business or when any proposals, if enacted, might become effective.  Such changes, however, could require more operating capital and expenditures and could prevent or delay some of our operations.

The various levels of government controls and regulations address, among other things, the environmental impact of mining and mineral processing operations.  For mining and processing, legislation and regulations in various jurisdictions establish performance standards, air and water quality emission standards and other design or operational requirements for various components of operations, including health and safety standards.  Legislation and regulations also establish requirements for decommissioning, reclaiming and rehabilitating mining properties following the cessation of operations, and may require that some former mining properties be managed for long periods of time. As we are not mining or processing, and are unlikely to for some years, we have not investigated these regulations.

None of the exploration work that we have completed to date requires an environmental permit. We must repair any damage done to the land during exploration. Some of our claims are within the boundaries of a national park. According to the Mining Code of Chile, we will have to get written authorization from the government to mine or complete any exploration work within the park boundaries. We have requested advice on this issue from our Chilean mining lawyer.

In certain jurisdictions, we are subject to foreign investment controls and regulations governing our ability to remit earnings abroad.

We believe that we are in substantial compliance with all material government controls and regulations at each of our mineral claims.

Costs and effects of compliance with environmental laws

We have incurred no costs to date for compliance with environmental laws for our exploration programs on any of our claims.

Expenditures on research and development

We have incurred no research or development costs since our inception on January 10, 2005.

Number of total employees and number of full-time employees

Red Metal does not have any employees.  Caitlin Jeffs and Michael Thompson, both of whom are directors and officers, John daCosta, who is an officer, and Kevin Mitchell, who is Polymet’s legal representative and manager in Chile, all provide their services to the company as independent consultants.  Polymet retains one full-time employee who provides administration work to our office in Chile and contracts geo-technical services as needed.  We intend to contract for the services of geologists, prospectors and other consultants as we require them to conduct our exploration programs.

ITEM 1A: RISK FACTORS

In addition to the factors discussed elsewhere in this registration statement, the following risks and uncertainties could materially adversely affect our business, financial condition and results of operations.  Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations and financial condition. During the fiscal year ended January 31, 2009 we earned $15,658 in royalty revenue while our operating expenses totaled $1,378,415.  During the nine months ended October 31, 2009 we earned no royalty revenue while our operating expenses totaled $488,304.  If we do not find sources of financing as and when we need it, we may be required to cease our operations.

Mineral exploration and development are very expensive.  During the fiscal year that ended on January 31, 2009, we earned a total of $15,658 in royalty revenue, while our operating expenses totaled $1,378,415.  Our net loss for the year ended January 31, 2009 was $1,383,884.  During the nine months ended October 31, 2009 we earned no royalty revenue while our operating expenses totaled $488,304. Our net loss for the nine months was $488,304, which resulted in a total accumulated loss of $2,180,140 since inception.  We have limited financial resources.  As of October 31, 2009 we had cash of $36,314.  Since our inception we have sold our securities and borrowed money to fund our operations.  Our ability to continue our operations, including exploring and developing our properties, will depend on our ability to generate operating revenue or obtain additional financing.  If additional financing is not available, we may have to postpone the development of our mineral claims or sell them, or we may be required to cease our operations.

Our auditors have expressed substantial doubt about our ability to continue as a going concern; as a result we could have difficulty finding additional financing.

Our financial statements have been prepared assuming that we will continue as a going concern.   Except for approximately $16,000 of royalty income that we received last year from Minera Farellón, we have not generated any revenue since inception and have accumulated losses.  As a result, our auditors have expressed substantial doubt about our ability to continue as a going concern.  Our ability to continue our operations depends on our ability to complete equity or debt financings or generate profitable operations.  Such financings may not be available or may not be available on reasonable terms.  Our financial statements do not include any adjustments that could result from the outcome of this uncertainty.

Unfavorable economic conditions may have a material adverse effect on us since raising capital to continue our operations could be more difficult.

Uncertainty and negative trends in general economic conditions in the United States and abroad, including significant tightening of credit markets and a general decline in the value of real property, have created a difficult operating environment for our businesses and other companies in our industry. Depending upon the ultimate severity and duration of any economic downturn, the resulting effects on Red Metal could be materially adverse if it is unable to raise the working capital required to carry out its business plan.

If we do not have the funds to make required payments on our mineral claims, we could lose our rights to the claims.

To retain our interests in our mineral claims for the next 12 months, we have to pay $20,000 to the property owner to acquire the Che claims, 21,000,000 pesos ($39,500) to purchase the Irene claim and approximately $10,000 in property taxes to the government of Chile.  If we do not have the funds to make these payments as they come due, we may lose our interests in three of our claims.

Our business was formed in January 2005 and our operations, to date, have earned only minimal revenues.  Due to the high costs of acquiring and exploring claims, we may never be profitable.  We expect to continue to incur operating losses during the next 12 months.

We were incorporated on January 10, 2005 and to date have been involved primarily in organizational activities, acquiring and exploring mineral claims and obtaining financing.  We have earned minimal revenues and we are not profitable.  Whether we will be successful as a mining company must be considered in light of the costs, difficulties, complications and delays associated with our proposed exploration programs.  These potential problems include, but are not limited to, finding claims with mineral deposits that can be cost-effectively mined, the costs associated with acquiring the properties and the unavailability of human or equipment resources.  We have a very short history and had no more than minimal operations until April 25, 2008 when we acquired the mining claims known as Farellon Alto 1 – 8 in Chile.  We cannot assure you that we will ever generate significant revenue from our operations or realize a profit.  We expect to continue to incur operating losses during the next 12 months.

If we do not find a joint venture partner for the development of our mineral claims, we may not be able to develop them.

If our exploration programs are successful, we may try to form a joint venture with a partner for further exploration and development of our mineral claims.  We would face competition from other junior mineral resource exploration companies who have claims that they believe have more potential for higher economic returns and lower investment costs.  If we entered into a joint venture, we would probably have to assign a percentage of our interest in our mineral claims to the joint venture partner.  If we are unable to find a suitable joint venture partner, we could fail to find the required funding for further exploration and eventual production.

In some instances members of the board of directors or an officer may be liable for losses incurred by holders of our common stock.  If a shareholder were to prevail in such an action in the U.S., it may be difficult for the shareholder to enforce the judgment against any of our directors or officers, who are not U.S. residents.

In certain instances, such as trading securities based on material non-public information, a director may incur liability to shareholders for losses sustained by the shareholders as a result of the director’s or officer’s illegal or negligent activity.  However, all of our directors and officers live and maintain a substantial portion of their assets outside the U.S.  As a result it may be difficult or impossible to effect service of process within the U.S. upon these directors and officers or to enforce in the courts any judgment obtained here against them predicated upon any civil liability provisions of the U.S. federal securities laws.

Foreign courts may not entertain original actions predicated solely upon U.S. federal securities laws against these directors; and judgments predicated upon any civil liability provisions of the U.S. federal securities laws may not be directly enforceable in foreign countries.

As a result of the foregoing, it may be difficult or impossible for a shareholder to recover from any of these directors or officers if, in fact, the shareholder is damaged as a result of the negligent or illegal activity of an officer or director.

Mineral exploration is highly speculative and risky: we might not find mineral deposits that can be extracted cost effectively on our claims.

Exploration for mineral deposits is a speculative venture involving substantial risk.  Problems such as unusual and unexpected rock formations often result in unsuccessful exploration efforts.  We cannot assure you that our claims contain mineral deposits that can be extracted cost effectively.

Mineral exploration is hazardous.  We could incur liability or damages as we conduct our business due to the dangers inherent in mineral exploration.

The search for minerals is hazardous.  We could become liable for hazards such as pollution, cave-ins and other hazards against which we cannot insure or against which we may elect not to insure.  We have no insurance for these kinds of hazards, nor do we expect to get such insurance for the foreseeable future.  If we were to suffer from such a hazard, the costs of rectifying it could exceed our asset value and require that we liquidate our assets.

We must comply with government regulations affecting mineral exploration, which could adversely affect our business, the results of our operations and our financial condition.

Our business is subject to various levels of government control and regulation, which are supplemented and revised from time to time.  We cannot predict what legislation or revisions might be proposed that could affect our business or when any such proposals, if enacted, might become effective.  Currently, our exploration activities are subject to laws and regulations governing the protection of the environment, waste disposal, worker safety, and protection of endangered and other special status species.  Although the cost of complying with these regulations has not been burdensome to date, in the future we could be required to spend significant amounts to comply.  This could materially adversely affect our business, the results of our operations and our financial condition.

If we do not comply with applicable environmental and health and safety laws and regulations, we could be fined, enjoined from continuing our operations, have our permits suspended or revoked, and suffer other penalties.  Although we make every attempt to comply with these laws and regulations, we cannot assure you that we have fully complied or will always fully comply with them.

We might not be able to market any minerals that we find on our mineral claims due to market factors that are beyond our control.

Even if we discover minerals that can be extracted cost-effectively, we may not be able to find a ready market for our minerals.  Many factors beyond our control affect the marketability of minerals.  These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting minerals and environmental protection.  We cannot accurately predict the effect of these factors, but any combination of these factors could result in an inadequate return on invested capital.

We are not certain that we can successfully compete in the mineral exploration business.  We do not represent a significant presence in this industry.

The mineral exploration business is an extremely competitive industry.  We are competing with many other exploration companies looking for minerals.  We are one of the smallest exploration companies and we do not represent a significant presence in the mineral exploration business.  Being a junior mineral exploration company, we compete with other similar companies for financing and joint venture partners, and for resources such as professional geologists, camp staff, helicopters and mineral exploration contractors and supplies.  We may not have the means to compete successfully for these resources.

We conduct operations in a foreign jurisdiction, and are subject to certain risks that may limit or disrupt our business operations.

Our head office is in Canada; and our mining operations are in Chile.  Mining investments are subject to the risks normally associated with the conduct of any business in foreign countries including uncertain political and economic environments; wars, terrorism and civil disturbances; changes in laws or policies, including those relating to imports, exports, duties and currency; cancellation or renegotiation of contracts; royalty and tax increases or other claims by government entities, including retroactive claims; risk of expropriation and nationalization; delays in obtaining or the inability to obtain or maintain necessary governmental permits; currency fluctuations; restrictions on the ability of local operating companies to sell gold, copper or other minerals offshore for U.S. dollars, and on the ability of such companies to hold U.S. dollars or other foreign currencies in offshore bank accounts; import and export regulations, including restrictions on the export of gold, copper or other minerals; limitations on the repatriation of earnings; and increased financing costs.

These risks could limit or disrupt our exploration programs, restrict the movement of funds, cause us to spend more than we expected, deprive us of contract rights or result in our operations being nationalized or expropriated without fair compensation, and could materially adversely affect our financial position or the results of our operations.  If a dispute arises from our activities in Chile, we could be subject to the exclusive jurisdiction of courts outside North America, which could adversely affect the outcome of the dispute.

We sometimes hold a significant portion of our cash in United States dollars, which could weaken our purchasing power in other currencies and limit our ability to conduct our exploration programs.

Currency fluctuations could affect the costs of our operations and affect our operating results and cash flows.  Gold and copper are sold throughout the world based principally on the U.S. dollar price, but most of our operating expenses are incurred in local currencies, such as the Canadian dollar and the Chilean peso.  The appreciation of other currencies against the U.S. dollar can increase the costs of our operations.

We sometimes hold a significant portion of our cash in U.S. dollars.  Currency exchange rate fluctuations can result in conversion gains and losses and diminish the value of our U.S. dollars.  If the U.S. dollar declined significantly against the Canadian dollar or the Chilean peso, our U.S.-dollar purchasing power in Canadian dollars and Chilean pesos would also significantly decline and we would not be able to afford to conduct our mineral exploration programs.  We have not entered into derivative instruments to offset the impact of foreign exchange fluctuations.

We do not expect to declare or pay dividends in the foreseeable future.

We have never paid cash dividends on our common stock and have no plans to do so in the foreseeable future. We intend to retain any earnings to develop, carry on, and expand our business.

“Penny stock” rules may make buying or selling our common stock difficult, and severely limit its marketability and liquidity.

Trading in shares of our common stock is subject to regulations adopted by the SEC commonly known as the “penny stock” rules.   The additional burdens imposed upon broker-dealers by the penny stock rules could discourage broker-dealers from participating in transactions involving shares of our common stock, which could severely limit its marketability and liquidity.  Under the penny stock rules, broker-dealers participating in penny-stock transactions must first deliver to their customer a risk disclosure document describing the risks associated with penny stocks, the broker-dealer’s duties in selling the stock, the customer’s rights and remedies, and certain market and other information.  The broker-dealer must determine the customer’s suitability for penny- stock transactions based on the customer’s financial situation, investment experience and objectives.  Broker-dealers must also disclose these restrictions in writing to the customer, obtain specific written consent from the customer, and provide monthly account statements to the customer.  The effect of these restrictions can decrease broker-dealers’ willingness to make a market in our shares of common stock, decrease the liquidity of our common stock, and increase transaction costs for sales and purchases of our common stock as compared to other securities.

ITEM 2: FINANCIAL INFORMATION

On November 19, 2009 we completed a one-for-14 reverse split, reducing the number of shares of our common stock outstanding to 5,584,574. All references to the number of issued shares in this registration statement are references to the post–reverse-split numbers of shares; and all references to the prices of our outstanding shares reflect the reverse split.

Selected financial data

As a smaller reporting company we are not required to provide this information.

Management’s discussion and analysis of financial condition and results of operations

Overview

Red Metal is a mineral exploration company engaged in locating and, eventually, developing mineral resources in Chile. Our business strategy is to identify, acquire and explore prospective mineral claims with a view to either developing them ourselves or, more likely, finding a joint venture partner with the mining experience and financial means to undertake the development. All of our claims are in the highly prospective but under-explored Candelaria IOCG belt in the Chilean Coastal Cordillera.

We have no revenue-generating operations and are entirely dependent upon the equity markets for our working capital. The collapse of the equity markets late in 2008 and the economic uncertainty and market instability that followed and persist have affected our ability to raise equity capital despite the generally positive market prices of copper and gold in 2009.

In response to the difficulty in raising equity capital, we have reduced our costs in Chile by abandoning certain mineral claims that we hadn’t the capital to maintain or explore; reduced our administration, travel and promotion costs; and even terminated our duty to file reports with the Securities and Exchange Commission to save the legal and auditing costs. These measures significantly reduced our operating costs. We own nothing in Chile except our claims and have no long term commitments except the obligation to pay royalties if we exploit our properties. All of our support there—vehicles, office and equipment, and administrative personnel—is supplied under short-term contracts.

We conducted a drilling program on our Farellon property in September of 2009. We have analyzed the results and believe that further drilling of the property is warranted. Micon International Limited, from whom we commissioned a Canadian National Instrument 43-101 technical report summarizing the drilling results, has recommended that we conduct a two-phase drilling program. The first phase would consist of 1,200 meters of diamond drilling to define the structural controls on the mineralization, which may have been misinterpreted in the past due to the limited geological information available from the historic RC drilling, and assist in defining the depth and nature of the sulphide mineralization. The estimated cost of this phase is $220,000.

If the first phase is successful, we propose to conduct a larger exploration program consisting of 10,000 meters of RC drilling, 5,000 meters of diamond drilling, geophysical surveys and geological mapping to ascertain the extent of the structural controls and the potential size of the mineralization. The estimated cost of this phase is $1.9 million.

The cost and timing of both phases are subject to the availability of qualified mining personnel, such as consulting geologists and geo-technicians, and drillers and drilling equipment. When we first started exploring in Chile in late 2007 and early 2008, geologists, geo-technicians, drillers and drilling rigs were in short supply, those that were available were often unreliable and very expensive, and we had to work to their schedules rather than to ours. This changed following the market collapse in 2008, but the increasing prices of copper and gold—the price of copper has increased steadily from a low of $1.26 per pound in December 2008 to $3.34 per pound on January 26, 2010, and the price of gold has increased from a low of $750 per ounce in December 2008 to a high of more than $1,150 per ounce in January 2010—have caused mining companies to increase their operations, reducing the availability of personnel and equipment. Although Chile has a well-trained and qualified mining workforce from which to draw, we have good contacts within the local mining community, and not a lot of early-stage companies such as Red Metal are competing for the available resources, if we are unable to find the personnel and equipment that we need when we need them at the prices that we have estimated today, we might have to revise or postpone our plans.

To complete these programs, we will have to raise capital. We cannot predict whether the equity markets will stabilize or whether we will be able to raise the capital necessary to carry on operating or to execute our proposed exploration programs. If we are unable to raise the capital that we need to meet our working capital needs, we might have to alter our business plan and revise or postpone our exploration and development plans.

We conducted drilling programs in 2008 on two optioned properties: the Camila and the Santa Rosa. The results were not encouraging and we abandoned both properties, writing off $187,000. Our preliminary exploration in the vicinity of the Camila property led us to assemble the Mateo property, which we believe is more prospective than the Camila. We would re-consider the Santa Rosa property if we could negotiate a more reasonable purchase price.

Results of operations

summary of financial condition

Table 7 summarizes and compares our interim financial condition at October 31, 2009 to our year-end financial condition at January 31, 2009 and January 31, 2008.

Table 7: Comparison of financial condition
	October 31, 2009	January 31, 2009	January 31, 2008
Working capital deficit	$(1,285,295)	$(975,070)	$(116,073)
Current assets	$56,313	$42,715	$1,901
Unproved mineral properties	$624,739	$753,519	$–
Total liabilities	$1,341,608	$1,017,785	$117,974
Common stock and additional paid in capital	$1,573,499	$1,473,499	$173,499
Deficit	$(2,180,140)	$(1,673,456)	$(289,572)

comparison of prior quarterly results

Tables 8.1 and 8.2 present selected financial information for each of the past eight quarters.

Table 8.1: Summary of quarterly results (2009)
	October 31, 2009	July 31, 2009	April 30, 2009	January 31, 2009
Revenue	–	–	–	$1,397
Net loss	$(105,334)	$(111,162)	$(290,188)	$(371,841)
Basic and diluted loss per share	$0.00	$0.00	$(0.01)	$(0.01)

Table 8.2: Summary of quarterly results (2008)
	October 31, 2008	July 31, 2008	April 30, 2008	January 31, 2008
Revenue	$4,462	$4,537	$5,262	–
Net loss	$(374,250)	$(362,241)	$(275,552)	$(104,198)
Basic and diluted loss per share	$(0.01)	$(0.01)	$(0.01)	$0.00

All of the revenue that we received during the four quarters ended April 30, July 31, and October 31, 2008 and January 31, 2009 was the result of a 5% royalty from Minera Farellon, which had the right to mine our Santa Rosa claims.  On October 27, 2008, Minera Farellon stopped mining the Santa Rosa claims, which ended our royalty revenue. In November 2008, we terminated our option agreement to purchase the Santa Rosa. Due to the exploration rather than production nature of our business, we do not expect to have operating revenue within the next year.

Our net loss was lower during the last quarter of our fiscal year ended January 31, 2008 due to the preliminary nature of our exploration activities in Chile. During the quarter ended April 30, 2008 we began acquiring mineral claims, which increased our administration, advertising, mineral exploration, and professional overheads. Due to the downturn in the economy, we substantially decreased our operations during the quarters ended April 30, 2009 and July 31, 2009. Excluding the written down unproved mineral claims, our net loss for these quarters was $179,425 and $127,287, respectively. During the quarter ended October 31, 2009 we conducted a drilling program on one of our properties, which increased our mineral exploration expenses. Excluding the recovery of written down unproved mineral property costs, our net loss for our third quarter was $202,537.

Selected Financial Results

nine months ended October 31, 2009 and 2008

Our operating results for the nine months ended October 31, 2009 and 2008 and the changes in our operating results between those periods are summarized in Table 9.

Table 9: Changes in operating results
	Nine months ended October 31,		Changes between the nine months ended October 31,
	2009	2008	2009 and 2008
Royalties	$–	$14,261	$(14,261)
Operating Expenses:
Administration	53,932	68,172	(14,240)
Additional tax	6,351	–	6,351
Advertising and promotion	26,560	107,830	(81,270)
Automobile	16,674	8,746	7,928
Bad debts	–	65,731	(65,731)
Bank charges	4,887	3,869	1,018
Consulting fees	103,388	80,310	23,078
Mineral exploration costs	162,922	438,934	(276,012)
Office	3,619	12,724	(9,105)
Professional fees	34,713	112,330	(77,617)
Rent	9,137	8,748	389
Regulatory	6,096	6,804	(708)
Travel and entertainment	16,589	83,099	(66,510)
Salaries and benefits	13,988	19,643	(5,655)
Foreign exchange gain	(237)	–	(237)
Write-down of unproved mineral properties	29,685	–	29,685
Total operating expenses	488,304	1,016,940	(528,636)
Net operating loss	(488,304)	(1,002,679)	514,375
GST expense recovery	25,425	–	25,425
Interest on notes payable	(43,805)	(9,364)	(34,441)
Net loss	$(506,684)	$(1,012,043)	$505,359

Revenue. Our revenue for the nine months ended October 31, 2009 was $0 compared to $14,261 for the nine months ended October 31, 2008. All of the revenue was the result of a 5% royalty from Minera Farellon which had the right to mine our Santa Rosa claims. Minera Farellon stopped mining the Santa Rosa claims on October 27, 2008, which ended our royalty revenue. In November 2008, we terminated our option agreement to purchase the Santa Rosa. Due to the exploration rather than production nature of our business, we do not expect to have operating revenue within the next year.

Operating expenses. Our operating expenses decreased by $528,636 or 52% from $1,016,940 for the nine months ended October 31, 2008 to $488,304 for the nine months ended October 31, 2009. Generally, most expenses continued to be comparable or lower during the nine months ended October 31, 2009 than in the corresponding period of 2008.  The most significant of these were:

•	During the nine months ended October 31, 2009, we wrote down $29,685 in mineral property acquisition costs after we abandoned several generative claims with outstanding taxes.
•
During the nine months ended October 31, 2008 we incurred approximately $439,000 in mineral exploration costs as a result of active operations in Chile. During the nine months ended October 31, 2009 we incurred approximately $163,000 in mineral exploration costs as a result of our minimal exploration work and NI 43-101 report preparation on the Farellon claim.

•	Our year-to-date administration, advertising and promotion, and travel expenses decreased by approximately $14,000, $81,000, and $66,500 respectively as a result of our efforts to control our costs.
•
On June 2, 2009, we terminated our duty to file reports with the Securities and Exchange Commission, which resulted in a decrease of our professional fees by approximately $77,500 for the nine months ended October 31, 2009.

•	Our consulting costs went up by approximately $23,000 on a year-to-date basis mainly associated with our investigation into listing our shares for trading on a stock exchange.
•
During the nine months ended October 31, 2008 we recognized approximately $66,000 in bad debts associated with non-recoverable value-added taxes from our Chilean operations. Since February 1, 2009 we have adopted a policy of capitalizing Chilean VAT that can be offset against future VAT payable.

GST expense recovery. During the nine months ended October 31, 2009, we registered for the GST tax collection with Canadian tax authorities and applied to recover approximately $25,000 in GST that we have paid in prior periods for the operation of our Canadian headquarters. As of date of this filing, we have collected a refund of approximately $17,000.

Interest expense. During the nine months ended October 31, 2009 and 2008 we accrued $43,805 and $9,364 in interest on the promissory notes issued to the father of our president.

Net loss. We had a net loss of $506,684 for the nine months ended October 31, 2009 compared to a net loss of $1,012,043 for the nine months ended October 31, 2008.  The $505,359 decrease in net loss was due mainly to reduced mineral exploration activities in Chile, bad debt recorded on October 31, 2008, and decreases in advertising, professional, and travel overheads.

years ended January 31, 2009 and 2008

Our operating results for the years ended January 31, 2009 and 2008 and the changes in our operating results between those years are summarized in Table 10.

Table 10: Changes in operating results
	Years ended January 31,		Changes between the years ended January 31,
	2009	2008	2009 and 2008
Royalties	$15,658	$–	$15,658
Operating Expenses:
Administration	101,905	–	101,905
Advertising and promotion	154,038	4,837	149,201
Automobile	19,234	–	19,234
Bank charges and interest	4,731	263	4,468
Computer consulting	1,501	–	1,501
Consulting fees	114,174	56,368	57,806
Donated rent	–	750	(750)
Donated service fees	–	1,500	(1,500)
Mineral exploration costs	483,339	54,345	428,994
Office	12,665	2,061	10,604
Professional fees	163,176	72,747	90,429
Rent	11,556	–	11,556
Regulatory	9,579	9,830	(251)
Travel and entertainment	87,636	29,131	58,505
Salaries, wages and benefits	28,803	–	28,803
Foreign exchange (gain) loss	(922)	667	(1,589)
Unproven mineral properties written down	187,000	–	187,000
Total operating expenses	1,378,415	232,499	1,145,916
Net operating loss	(1,362,757)	(232,499)	(1,130,258)
Interest on notes payable	(20,864)	–	(20,864)
Income tax	(263)	–	(263)
Net loss	$(1,383,884)	$(232,499)	$(1,151,385)

Revenue. Our revenue for the year ended January 31, 2009 was $15,658 compared to $0 for the year ended January 31, 2008. All of the revenue was the result of a 5% royalty from Minera Farellon which had the right to mine our Santa Rosa claims.  On October 27, 2008, Minera Farellon ceased mining operations on the Santa Rosa claims and stopped paying the royalty revenue. On November 18, 2008, we terminated our option agreement to purchase the Santa Rosa claim. Due to the exploration rather than production nature of our business, we do not expect to have operating revenue within the next year.

Operating expenses. Our operating expenses increased by $1,145,916 or 499% from $232,499 for the year ended January 31, 2008 to $1,378,415, for the year ended January 31, 2009.  This increase was primarily due to increases of approximately $430,000 in  the cost of the exploration programs that we conducted in Chile; $150,000 in advertising and promotion costs associated with raising capital; $100,000 in administration, accounting and project generation costs in Chile; $90,000 in professional fees for regulatory compliance; $60,000 in travel and entertainment costs for our professional geologists to travel to Chile; $60,000 for our outsourced administrative and accounting services; $19,000 in automobile expenses associated with mineral exploration in Chile; $30,000 in salaries, wages and benefits for our employees in Chile; and $187,000 in unproven mineral property costs that we wrote-off when we abandoned the Santa Rosa and Camila claims. Over the next twelve months we expect our net operating expenses to be about the same.

Interest expense. During the year ended January 31, 2009 we issued $580,000 in notes payable to the father of our president and accrued $20,864 in interest on these notes payable.

Net loss. We had a net loss of $1,383,884 for the year ended January 31, 2009 compared to a net loss of $232,499 for the year ended January 31, 2008.  The $1,151,385 increase in net loss was due primarily to acquiring and exploring our claims in Chile.

Liquidity

going concern

The unaudited consolidated financial statements included in this registration statement have been prepared on a going concern basis, which implies that we will continue to realize our assets and discharge our liabilities in the normal course of business. We have not generated any significant revenues from mineral sales since inception, have never paid any dividends and are unlikely to pay dividends or generate significant earnings in the immediate or foreseeable future. Our continuation as a going concern depends upon the continued financial support of our shareholders, our ability to obtain necessary equity financing to continue operations, and the attainment of profitable operations. Our ability to achieve and maintain profitability and positive cash flow depends upon our ability to locate profitable mineral claims, generate revenue from mineral production and control our production costs. Based upon our current plans, we expect to incur operating losses in future periods, which we plan to mitigate by controlling our operating costs.  We plan to obtain sufficient working capital through additional debt or equity financing and private loans.  At October 31, 2009, we had a working capital deficit of $1,285,295 and accumulated losses of $2,180,140 since inception. These factors raise substantial doubt about our ability to continue as a going concern. We cannot assure you that we will be able to generate significant revenues in the future. Our consolidated financial statements do not give effect to any adjustments that would be necessary should we be unable to continue as a going concern and therefore be required to realize our assets and discharge our liabilities in other than the normal course of business and at amounts different from those reflected in our financial statements.

internal and external sources of liquidity

To date we have funded our operations by selling our securities and borrowing funds secured with promissory notes, and, to a lesser extent, from mining royalties.

Sources and uses of cash

nine months ended October 31, 2009 and 2008

Table 11 summarizes our sources and uses of cash for the nine months ended October 31, 2009 and 2008.

Table 11: Summary of sources and uses of cash
	October 31,
	2009	2008
Net cash provided by financing activities	$264,500	$1,775,000
Net cash used in operating activities	(182,020)	(892,146)
Net cash used in investing activities	(39,960)	(756,033)
Effect of foreign currency exchange	(32,321)	3,849
Net increase in cash	$10,199	$130,670

Net cash used in operating activities. During the nine months ended October 31, 2009 we used net cash of $182,020 in operating activities.  We used $506,684 to cover operating costs; increased our accounts receivable by $9,996; used $36,742 to pay down accrued professional fees; and used $130,048 to decrease accrued mineral property costs.

These uses of cash were offset by using $6,597 in prepaid expenses and deposits and by net increases in accounts payable of $51,185, mainly associated with our drilling program conducted on one of our properties; accrued liabilities of $35,019; accounts payable to related parties of $196,104 for administration, consulting, advertising and promotion, mineral exploration, office, entertainment, automobile, rental and travel expenses; and accrued interest on our notes payable to a related party of $43,805.  We wrote off $29,685 in acquisition costs of the unproved mineral claims that we abandoned and $139,055 in associated property taxes.

During the nine months ended October 31, 2008 we used $892,146 net cash in operating activities. We used $1,012,043 to cover our operating costs for the period. We increased our prepaid expenses and deposits by $22,966, primarily for advertising and marketing; and reduced our accrued professional fees by $6,401. These uses of cash were partially offset by increases in our accounts payable of $20,260 and accrued liabilities of $1,000;  amounts due to related parties of $118,640; and interest accrued on our notes payable of $9,364.

Net cash provided by (used in) investment activities. During the nine months ended October 31, 2009, we spent $21,778 acquiring mining claims, exploration claims and options to acquire mineral claims and capitalized Chilean value-added tax of $18,182 as part of the unproved mineral claims. This VAT is recoverable from future VAT payable.

During the nine months ended October 31, 2008, we spent $756,033 acquiring mining and exploration claims and options to acquire mineral claims.

Since inception, we have invested $989,479 acquiring our mineral claims.

Net cash provided by financing activities. During the nine months ended October 31, 2009, we issued 1,428,572 shares of our common stock for $100,000, and we borrowed $164,500 from the father of a director.

During the nine months ended October 31, 2008, we issued 357,147 units of our common stock for $1.3 million cash and borrowed $475,000 from the father of a director.

years ended January 31, 2009 and 2008

Table 12 summarizes our sources and uses of cash for the years ended January 31, 2009 and 2008.

Table 12: Year-end summary of sources and uses of cash
	January 31,
	2009	2008
Net cash provided by financing activities	$1,880,000	$100,000
Net cash used in operating activities	(893,673)	(113,576)
Net cash used in investing activities	(940,519)	–
Effect of foreign currency exchange	(21,594)	–
Net increase in cash	$24,214	$(13,576)

Net cash used in operating activities. We used net cash of $893,673 in operating activities during the year ended January 31, 2009.  We used $1,383,884 to cover operating costs, $16,571 to prepay expenses and deposits, primarily for advertising and marketing, and to write down our unproved mineral properties of $187,000. These uses of cash were offset by net increases in accounts payable of $29,698; accrued liabilities of $3,615 and accrued professional fees of $15,412; accrued mineral  property costs of $140,000 to acquire the Margarita claims and generative properties; accounts payable to related parties of $110,222   for administration, consulting, advertising and promotion, mineral exploration office, entertainment, automobile, rental and travel expenses; and accrued interest on our notes payable to a related party of $20,864.

We used $113,576 net cash in operating activities during the year ended January 31, 2008, and $232,499 to cover operating costs.  These costs were offset by increases in accounts payable of $43,420, accrued professional fees of $32,018, amounts due to related parties of $41,235, and donated services and rent of $2,250.

Net cash used in investment activities. During the year ended January 31, 2009, we spent $940,519 acquiring mining and exploration claims and options to acquire mineral claims. We had no investment activities during the year ended January 31, 2008.

Net cash provided by financing activities. During the year ended January 31, 2009, we issued 357,147 units of our common stock for $1.3 million; we borrowed $580,000 from the father of a director; and we issued 23,810 units of our common stock for $100,000 cash.

Capital resources

Our ability to acquire and explore our Chilean claims is subject to our ability to obtain the necessary funding. To assist us with our funding efforts, we have retained the services of a number of consultants.

On May 2, 2008 we entered into a letter agreement with a brokerage house for the private placement of up to $6 million of units of our common stock and common stock purchase warrants on a best efforts basis.  We agreed to pay the brokerage house a commission equal to 9% of the total financing and issue warrants equal to 10% of the total number of units issued.  We paid a non-refundable work fee of $25,000 Cdn, which is deductible from the commission. We did not agree to register the units under the Securities Act of 1933, as amended, and they may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements.

On October 21, 2008 we entered into a letter agreement with an independent investor relations specialist. We agreed to pay him a monthly fee of $4,500 for an investor relations program to provide information about us to institutional and individual investors. We terminated this contract on April 30, 2009.

On March 18, 2009 we entered into a one-year agreement with a broker-dealer whereby the broker-dealer agreed to use its best efforts to raise funds for us or find a buyer for our Farellon claim. Either party can terminate the agreement or extend its term with five days’ written notice. We agreed to pay the broker-dealer commissions in the following circumstances:

•	10% of the gross proceeds from a public offering, private placement, or other sale of our securities to a third party whom the broker-dealer introduces to us
•
10% of the gross proceeds of any financing if, within a year of the termination of the contract, we enter into a financing agreement with a third party whom the broker-dealer introduced to us during the term of this contract

•
71,429 shares of our common stock when the Farellon claim goes into production if we have formed a joint venture for the development of the Farellon claim with a party whom the broker-dealer company introduced to us

•
8% of the proceeds from the sale of the Farellon claim and 17,858 shares of our common stock if we enter any agreement during the term of the contract (whether consummated during the term or afterward) for the sale of the Farellon claim

Any securities issued will not be registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

On December 1, 2009 we retained the services of an independent investor relations specialist to a newly created position of director of corporate communications. We agreed to pay him a monthly compensation in the amount of $5,000 Cdn (approximately $4,600 US) on a month-to-month contract that can be cancelled any time with 30 day’s written notice.

Contingencies and commitments

We had no contingencies at October 31, 2009.

We have the following long-term contractual obligations and commitments:

•
Farellon royalty. We are committed to paying the vendor a royalty equal to 1.5% on the net sales of minerals extracted from the Farellon claims up to a total of $600,000.  The royalty payments are due monthly once exploitation begins and are subject to minimum payments of $1,000 per month.  We have no obligation to pay the royalty if we do not commence exploitation.  As of the date of this registration statement we have not commenced exploitation.

•
Che option. Under the terms of our option agreement with Minera Farellon, we must pay $20,000 by April 10, 2010 to exercise the option and purchase the Che claims.  If we exercise our option, then we must pay a royalty equal to 1% of the net sales of minerals extracted from the claims to a maximum of $100,000 to the former owner. The royalty payments are due monthly once exploitation begins, and are not subject to minimum payments.

Equity financing

To generate working capital, between August 13, 2007 and January 19, 2010 we issued 5,901,256  shares of our common stock and warrants for the purchase of 619,052 shares to raise $2,715,018 under Regulation S promulgated under the Securities Act of 1933. See Table 19 below.

Based on our operating plan, we anticipate incurring operating losses in the foreseeable future and will require additional equity capital to support our operations and develop our business plan.  If we succeed in completing future equity financing, the issuance of additional shares will result in dilution to our existing shareholders.

Debt financing

As of January 6, 2010, we had borrowed $744,500 from Richard Jeffs, the father of our president, to whom we issued demand promissory notes to secure the repayment of the principal sum together with interest at 8%;and had accrued $76,785 in interest payable on these notes. On January 7, 2010, we agreed to convert $814,492 in principle and interest on these loans into 2,714,973 shares of our common stock. In return, Mr. Jeffs agreed to forgive $6,792 in interest accumulated from December 1, 2009 to January 7, 2010.

Challenges and risks

Although we have raised $2,307,000 since January 31, 2007, our cash position is inadequate to satisfy our working capital needs for the next twelve months.  Over the next twelve months we will need to raise capital to cover our operating costs, fulfill the obligations we may incur under our property agreements, and pay exploration or development costs on our properties.

We expect our general and administrative expenses to remain about the same. These costs include exploring and developing our mineral properties and sourcing additional mineral properties and exploration claims.  We are reviewing other mineral claims and could decide to buy or stake more mineral claims or to acquire options to buy more claims, which would require that we raise more capital.

We do not anticipate generating any revenue over the next twelve months. We plan to fund our operations through any combination of equity financing from the sale of our securities, private loans, joint ventures or through the sale of a part interest in our mineral properties.  Other than the letter agreements dated May 2, 2008, and March 18, 2009 relating to the private placement of our securities, we do not have any financing arranged.  Although we have succeeded in raising funds as we have needed them, we cannot assure you that we will be able to raise sufficient funds in order to cover our general and administrative expenses and acquire and develop properties. The downturn in the United States economy could affect potential investors’ willingness to invest in risky ventures such as ours. We may consider entering into a joint venture partnership with a more senior resource company to provide the funding that we need to complete a mineral exploration program in Chile.  If we enter into a joint venture arrangement, we would likely have to assign a percentage of our interest in our mineral claims to our joint venture partner in exchange for the funding.

Investments in and expenditures on mineral interests

Realization of our investments in mineral properties depends upon our maintaining legal ownership, producing from the properties or gainfully disposing of them.

Title to mineral claims involves risks inherent in the difficulties of determining the validity of claims as well as the potential for problems arising from the ambiguous conveyancing history characteristic of many mineral claims. To the best of our knowledge, we have good title to all of our mineral claims.

Foreign exchange

We are subject to foreign exchange risk for transactions denominated in foreign currencies.  Foreign currency risk arises from the fluctuation of foreign exchange rates and the degree of volatility of these rates relative to the United States dollar.  We do not believe that we have any material risk due to foreign currency exchange.

Other trends, events or uncertainties that may impact results of operations or liquidity

The economic crisis in the United States and the resulting economic uncertainty and market instability may make it harder for us to raise capital as and when we need it and have made it difficult for us to assess the impact of the crisis on our operations or liquidity and to determine if the prices we will receive on the sale of minerals will exceed the cost of mineral exploitation.  If we are unable to raise cash, we may be required to cease our operations.  Other than as discussed in this registration statement, we know of no other trends, events or uncertainties that have or are reasonably likely to have a material impact on our short-term or long-term liquidity.

Off-balance sheet arrangements

We have no off-balance sheet arrangements and no non-consolidated, special-purpose entities.

Related-party transactions

Table 13 describes amounts due to related parties at October 31, 2009, January 31, 2009, and January 31, 2008.

Table 13: Due to related parties
	October 31, 2009	January 31, 2009	January 31, 2008
Due to a company owned by an officera	$82,652	$13,552	$–
Due to a company controlled by directorsb	255,460	130,345	39,010
Due to a company owned by a major shareholder and a relative of the presidentc	7,417	5,074	–
Due to a major shareholderd	1,909	2,363	–
Due to a relative of the presidente	125	125	–
Due to a former presidentf	–	–	2,227
Total due to related parties	$347,563	$151,459	$41,237
a During the nine months ended October 31, 2009, we paid or accrued a total of $96,418 in consulting, computer consulting, office, and travel and entertainment costs to a company owned by an officer. During the year ended January 31, 2009, we paid or accrued a total of $123,823 in advertising and promotion, consulting, computer consulting, office, and travel and entertainment costs to the same company.
b During the nine months ended October 31, 2009, we paid or accrued a total of $89,192 in administration, advertising and promotion, mineral exploration, office, and travel and entertainment costs to a company controlled by two directors. During the year ended January 31, 2009, we paid or accrued a total of $327,081 in administration, advertising and promotion, mineral exploration, office, regulatory and travel and entertainment costs to the same company. During the year ended January 31, 2008, we paid or accrued $67,503 in mineral exploration and travel and entertainment expenses to the same company.
c During the nine months ended October 31, 2009, we paid or accrued a total of $46,470 in administration, automobile, mineral exploration, regulatory, rental, and travel and entertainment costs to a company owned by a major shareholder and a relative of the president.  During the year ended January 31, 2009, we received $15,658 in royalty income and paid or accrued $250,869 in unproved mineral property costs; $628 in prepaid deposits; and a total of $289,348 in administration, automobile, mineral exploration, office, professional fees, rental expense and travel and entertainment to the same company.
d During the nine months ended October 31, 2009 and year ended January 31, 2009, we paid or accrued $18,608 and $31,292, respectively, in administration, office, mineral exploration, and travel and entertainment costs to a major shareholder.
e During the year ended January 31, 2009, a relative of our president paid $125 in regulatory fees on our behalf.
f During the year ended January 31, 2008, we recognized $750 in donated rent and $1,500 in donated services and paid $650 in travel and entertainment expenses to our former president.

Common stock issued to related parties

We have issued shares of our common stock to a number of related parties:

•	On January 19, 2010, we issued 3,841,727 shares of our common stock to settle $1,152,518 in debt with related creditors.
•	On January 19, 2010, we issued 200,000 units to a relative of the president.
•	During the nine months ended October 31, 2009, we issued 1,428,572 shares of our common stock to our president at $0.07 per share for cash of $100,000.
•	During the years ended January 31, 2009 and 2008, we issued a total of 166,668 and 23,810 units, respectively to a relative of the president.
•	During the year ended January 31, 2009, we issued 2,858 units to a director.
•	During the year ended January 31, 2009, we issued a total of 61,910 units to companies controlled by a relative of an affiliate.
•	During the year ended January 31, 2009 we issued 125,715 units to a company controlled by a relative of the president on the date the units were issued.

Notes payable to related party

Table 14 describes the promissory notes and accrued interest payable to a relative of the president on October 31, 2009, January 31, 2009, and January 31, 2008.

Table 14: Notes payable to related party
	October 31, 2009	January 31, 2009	January 31, 2008
Notes payable, on demand, unsecured, bearing interest at 8% per annum, compounded monthly	$744,500	$580,000	$–
Accrued interest	64,669	20,864	–
Total payable to a related partya	$809,169	$600,864	$–
a On January 7, 2010, we agreed to convert the sum of principal and accrued interest into shares of our common stock.

Critical accounting estimates

An appreciation of our critical accounting judgments is necessary to understand our financial results.  These policies may require that we make difficult and subjective judgments regarding uncertainties, and as a result, such estimates may significantly impact our financial results.  The precision of these estimates and the likelihood of future changes depend on a number of underlying variables and a range of possible outcomes.  Other than our accounting for the fair value of our unproved mineral properties, accruals for accounting, auditing, legal expenses and mineral property costs, our critical accounting policies do not involve the choice between alternative methods of accounting.  We have applied our critical accounting judgments consistently.

Reclassifications

Certain prior-period amounts in the accompanying consolidated financial statements have been reclassified to conform to the current period’s presentation. These reclassifications had no effect on the consolidated results of operations or financial position for any period presented.

Unproved mineral property costs

We have been in the exploration stage since our inception on January 10, 2005 and have not yet generated significant revenue from our operations. We are primarily engaged in acquiring and exploring mining claims. We expense our mineral exploration costs as we incur them. We initially capitalize them at each fiscal quarter end. When we have determined that a mineral claim can be economically developed as a result of establishing proven and probable reserves, we capitalize the costs then incurred to develop the claim and will amortize them using the units-of-production method over the estimated life of the probable reserve. If mineral claims are subsequently abandoned or impaired, we will charge capitalized costs to operations.

During the year ended January 31, 2009 we wrote down $187,000 in capitalized costs when we terminated our options to buy the Camila and Santa Rosa claims. During the nine months ended October 31, 2009, we wrote down $29,685 in capitalized costs of abandoned generative claims.

Financial instruments

Our financial instruments include cash, accounts receivable, accounts payable, accrued liabilities, accrued professional fees and accrued mineral property costs. The fair value of these financial instruments approximates their carrying values due to their short maturities.

Recently Adopted Accounting Guidance

On February 1, 2009, we adopted authoritative guidance issued by the Financial Accounting Standards Board (FASB) on business combinations. The guidance retains the fundamental requirements that the acquisition method of accounting (previously referred to as the purchase method of accounting) be used for all business combinations, but requires a number of changes, including changes in the way assets and liabilities are recognized and measured as a result of business combinations. It also requires the capitalization of in-process research and development at fair value and requires the expensing of acquisition-related costs as incurred. As we have completed no business combinations since February 1, 2009, the adoption of the new guidance did not affect our financial statements.

On February 1, 2009, we adopted the authoritative guidance issued by the FASB that changes the accounting and reporting for non-controlling interests. Non-controlling interests are to be reported as a component of equity separate from the parent’s equity, and purchases or sales of equity interests that do not result in a change in control are to be accounted for as equity transactions. In addition, net income attributable to a non-controlling interest is to be included in net income and, upon a loss of control, the interest sold, as well as any interest retained, is to be recorded at fair value with any gain or loss recognized in net income. The adoption of the new guidance did not affect our financial statements.

On February 1, 2009, we adopted the authoritative guidance on fair-value measurement for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The adoption of the new guidance did not affect our financial statements.

In June 2009, the FASB issued new codification standards which represent the source of authoritative U.S. GAAP recognized by the FASB to be applied by non-governmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The codification supersedes all non-SEC accounting and reporting standards that existed before the codification. All other non-grandfathered, non-SEC accounting literature not included in the codification is non-authoritative. The new codification standards were effective for our third quarter ended October 31, 2009.

Effective July 1, 2009, changes to the source of authoritative U.S. GAAP, the FASB Codification, are communicated through an Accounting Standards Update (ASU). ASUs will be published for all authoritative U.S. GAAP promulgated by the FASB, regardless of the form in which the guidance may have been issued before the release of the FASB Codification (e.g., FASB Statements, EITF Abstracts, FASB Staff Positions, etc.). ASUs also will be issued for amendments to the SEC content in the FASB Codification as well as for editorial changes.

Recent Accounting Guidance Not Yet Adopted

We reviewed recently issued accounting pronouncements and plan to adopt those that apply to us. We do not expect the adoption of these pronouncements to have a material impact on our financial position, results of operations or cash flows.

Quantitative and qualitative disclosures about market risk

As a smaller reporting company we are not required to provide this information.

ITEM 3: PROPERTIES

Our executive offices are located at 195 Park Avenue, Thunder Bay, Ontario, Canada, P7B 1B9.  Our president, Caitlin Jeffs, provides this space free of charge although she is under no obligation to do so.  We also have a field and administrative office in Vallenar, Chile, which we rent from month to month at the rate of 550,000 Chilean pesos (approximately $1,000) per month.   We believe that these properties are suitable and adequate for our business operations.

We have assembled interests in two mineral properties in Chile—the Farellon and Mateo—which we have described above in Item 1.

ITEM 4: SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Table 15 presents, as of February 10, 2010, information regarding the beneficial ownership of our common stock with respect to each of our executive officers, each of our directors, each person known by us to own beneficially more than 5% of the common stock, and all of our directors and executive officers as a group.  Beneficial ownership is determined under the rules of the Securities and Exchange Commission and generally includes voting or investment power over securities.  Each individual or entity named has sole investment and voting power with respect to the shares of common stock indicated as beneficially owned by them, subject to community property laws, where applicable, except where otherwise noted.

Shares of common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of the date of this registration statement are considered outstanding and beneficially owned by the person holding the options or warrants for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Table 15: Security ownership
Class of security	Name and address of beneficial owner	Number of shares beneficially owned		Percentage of common stock
Common stock	Caitlin Jeffsa	1,608,576		16.62
Common stock	Michael Thompsona	5,716	b	0.06
Common stock	Fladgate Exploration Consulting Corp.c	830,087		8.58
Common stock	John Da Costad	477,024	e	4.93
	All officers and directors as a group	2,921,403		30.19

Common stock	Richard N. Jeffsf,g	3,072,119	h	31.21
Common stock	Susan Jeffsf,g	580,004	i	5.87
Common stock	Kevin Mitchellg,j	535,725		5.54
Common stock	Laboa Holdings Inc.g	535,725		5.54
aThe address for Caitlin Jeffs and Michael Thompson is 195 Park Avenue, Thunder Bay, Ontario P7B 1B9.
bThis sum includes warrants exercisable for 2,858 shares.
cFladgate Exploration Consulting Corporation is controlled by Caitlin Jeffs and Michael Thompson.
dThe address for John Da Costa is 610-1100 Melville Street, Vancouver, British Columbia V6E 4A6.
eThis sum includes 296,667 shares held by DaCosta Management Corp., a company owned by John Da Costa.
fThe address for Richard N. Jeffs and Susan Jeffs is 49 Pont Street, London, United Kingdom SW1X 0BD.
g5% shareholder
hThis sum includes warrants exercisable for 166,668 shares.
iThis sum includes warrants exercisable for 200,000 shares.
jThe address for Kevin Mitchell is Baldomero Lillo 3260, Vallenar, III Region, Chile.

ITEM 5: DIRECTORS AND EXECUTIVE OFFICERS

Table 16 contains certain information regarding our directors, executive officers and key personnel. There is a family relationship between Caitlin Jeffs and Michael Thompson.  Directors serve for one year and until their successors are duly elected and qualified. In Chile, Polymet has one legal representative, which is similar to a director, and a manager, which is similar to a president.

Table 16: Directors and officers
Name	Age	Position
Caitlin Jeffs	34	Director, chief executive officer, president and secretary
Michael Thompson	40	Director and vice president of exploration
John Da Costa	45	Chief financial officer and treasurer
Kevin Mitchell	49	Legal representative and manager of Polymet

Biographical information: Directors and officers

Caitlin Jeffs, P. Geo.  Ms. Jeffs has been a director since October 2007 and our president, chief executive officer and secretary since April 21, 2008.   Ms. Jeffs graduated from the University of British Columbia in 2002 with an honors bachelor of science in geology.  She is a professional geologist on the register of the Association of Professional Geoscientists of Ontario.  She worked for Placer Dome (CLA) Ltd. in Canada from February 2003 until May 2006.  She has been a self-employed consulting geologist since May 2006.  She is an owner and the general manager of Fladgate Exploration Consulting Corporation in Ontario, Canada. She lives with Michael Thompson as a family.

Michael Thompson, P. Geo. Mr. Thompson has been a director since October 2007 and our vice-president of exploration since April 2008.  Mr. Thompson graduated from the University of Toronto in 1997 with an honors bachelor of science in geology.  He is a professional geologist on the register of the Association of Professional Geoscientists of Ontario.  He worked in Canada for Teck Cominco Limited from 1999 until 2002 and Placer Dome (CLA) Ltd. from January 2003 until May 2006.  He has been a self-employed consulting geologist since May 2006.  He is an owner and the president of Fladgate Exploration Consulting Corporation in Ontario, Canada. He lives with Caitlin Jeffs as a family.

John Da Costa.  Mr. Da Costa has been our chief financial officer and treasurer since May 13, 2008.  Mr. Da Costa is the founder and president of Da Costa Management Corp., a company that has provided management and accounting services to public and private companies since August 2003.  Mr. Da Costa is also the treasurer of Rock City Energy Corp., a non-reporting public company, a position he has held since August 2006, and a director and the chief executive office (since February 2006) and chief financial officer and secretary (since May 2002) of GlobeTrac Inc., a public company.

Biographical information: Significant employee

Kevin Mitchell.  Mr. Mitchell has been the legal representative and manager of Minera Polymet Limitada since it was formed in August 2007.  He is a Canadian who has lived in Chile for more than twenty years.  He has owned and operated a heavy equipment company for all of that time, mainly servicing the mining industry.  Since February 2007 he has been the legal representative and manager of Minera Farellon Limitada, a Chilean company that investigates potential projects, conducts due diligence reviews, and provides logistical support.

None of our directors or executive officers has, during the past five years,

•
had any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer, either at the time of the bankruptcy or within two years prior to that time,

•	been convicted in a criminal proceeding and none of our directors or executive officers is subject to a pending criminal proceeding,
•
been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities, futures, commodities or banking activities, or

•
been found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Directors’ compensation

Our directors did not receive compensation during the year ended January 31, 2009 and the nine months ended October 31, 2009.

ITEM 6: EXECUTIVE COMPENSATION

Table 17 discloses information with respect to all compensation awarded to, earned by or paid to our chief executive officer and up to two of our executive officers whose annual salary and bonus exceeded $100,000 during our last two completed fiscal years. We have no employment agreements with these executive officers.

Table 17: Summary compensation
Name and principal position	Fiscal year	All other compensation ($)	Total ($)
Caitlin Jeffs Chief executive officer, president and secretary	2009	327,081a	327,081a
	2008	67,503a	67,503a

Michael Thompson Vice president of exploration	2009	327,081a	327,081a
	2008	67,503a	67,503a

John Da Costa Chief financial officer	2009	123,823b	123,823b
	2008	73,772b	73,772b
aPaid or accrued to a company controlled by Caitlin Jeffs and Michael Thompson for administrative and geological services
bPaid or accrued to a company owned by John Da Costa for consulting and out of pocket expenses

When we are able to do so, our plan is to implement a compensation program consisting of base salary, bonuses and awards of stock options or shares of common stock.  We believe that a combination of cash and common stock or options will allow us to attract and retain the services of the individuals who will help us achieve our business objectives, thereby increasing value for our shareholders.  We intend to grant options or shares of common stock because we believe that share ownership by our employees is an effective method to deliver superior shareholder returns by increasing the alignment between the interests of our employees and our shareholders.

In setting the compensation for our officers, we plan to look primarily at the officer’s experience and responsibilities, at salaries paid to others in businesses comparable to ours, and at our ability to replace the officer.  We are not likely to pay salaries to our officers until we generate cash flow from our operations.

We also expect that we may pay bonuses in the future to reward exceptional performance, either by the officer or by the company.

We have granted no stock options to our executive officers or any other persons.

ITEM 7: CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Director independence

Using the definition of “independent” in Section 803 of the Rules of the NYSE Amex, we have determined that none of our directors is independent.

Transactions with related persons

Since February 1, 2007, no director, executive officer, or holder of more than 5% of our common stock, or any immediate family of a director, executive officer, or security holder has had any direct or indirect material interest in any transaction or proposed transaction in which we were or are to be a participant that exceeded the lesser of $120,000 and 1% of the average of our total assets at year end for the last three completed fiscal years, except for the following:

Transactions with directors and officers

We have completed a number of transactions with our directors and officers:

•
On April 21, 2008, we issued 2,857 units at $3.50 per unit in a private placement to Michael Thompson for $10,000 cash.  Each unit consists of one share of our common stock and one warrant entitling the holder to purchase one share of common stock for $4.90 per share.  The warrants will expire on April 21, 2010.   At the date of filing none of these warrants had been exercised.

•	On September 15, 2009, we issued 1,428,571 shares of our common stock at $0.07 per share in a private placement to Caitlin Jeffs for $100,000 cash.
•
On January 19, 2010 we issued, at a deemed price of $0.30 per share, 830,087 shares of our common stock to Fladgate Exploration Consulting Corporation, owned by our directors, to settle $249,026 in accrued debt for services rendered, and 296,667 shares to Da Costa Management Corporation, owned by our chief financial officer, to settle $89,000 in accrued debt for services rendered.

Transactions with other related parties

We have a close working relationship with Minera Farellon Limitada, which is owned by Kevin Mitchell, Polymet’s legal representative and a holder of more than 5% of our shares of common stock, and Richard Jeffs, the father of our president. Minera Farellon provides administrative services and supplies our logistical needs under a contract. Minera Farellon also investigates potential claims and often ties them, either by staking new claims or optioning or buying others’ claims. This gives us an opportunity to review them to decide whether they are of interest to us. We have completed a number of material transactions with Minera Farellon:

•	On April 25, 2008, we paid Minera Farellon Limitada $250,000 to acquire the option to purchase the Farellon 1 – 8 mining claims.
•	Between February 12, 2008 and August 8, 2008, we paid Minera Farellon Limitada $102,000 to acquire the option to purchase the Santa Rosa mining claim.
•	Between February 12, 2008 and May 23, 2008, we paid Minera Farellon Limitada $55,000 to keep our option to purchase the Camila mining claims in good standing.

We have completed a number of transactions with relatives of our president:

•
On August 13, 2007, we issued 23,810 units at $4.20 per unit in a private placement to Richard Jeffs, the father of our president.  Each unit consists of one share of our common stock and half of one warrant.  Two share purchase warrants entitled the holder to purchase one share of common stock for $7.00 per share.  The warrants expired unexercised on August 13, 2009.

•
On April 21, 2008, we issued 142,857 units at $3.50 per unit in a private placement to Mr. Jeffs.  Each unit consists of one share of our common stock and one warrant entitling the holder to purchase one share of common stock for $4.90 per share.  The warrants expire on April 21, 2010.  At the date of filing none of these warrants had been exercised.

•
On May 14, 2008, we issued 23,810 units at $4.20 per unit in a private placement to Mr. Jeffs.  Each unit consists of one share of our common stock and one warrant entitling the holder to purchase one share of common stock for $7.00 per share.  The warrants expire on May 14, 2010.  At the date of filing none of these warrants had been exercised. The warrants must be exercised if, at any time after November 14, 2008, our shares trade at $11.20 per share for 30 consecutive days.

•	On January 19, 2010 we issued 2,714,973 shares of our common stock at $0.30 per share to pay promissory notes issued to Mr. Jeffs for cash plus accrued interest for a total of $814,492.
•
On January 19, 2010, we issued 200,000 units at $0.25 per unit to Susan Jeffs, the mother of our president. Each unit consists of one common share and one warrant entitling the holder to purchase one share of common stock for $0.30 per share. The warrants expire on January 19, 2012.

We issued shares to a number of shareholders who held more than 5% of the issued shares of our common stock at the time of the transaction. None of these shareholders holds 5% as of the date of this registration statement.

•
On April 21, 2008, we issued 125,714 units at $3.50 per unit in a private placement to Money Layer Limited for cash of $440,000.  Each unit consists of one share of our common stock and one warrant entitling the holder to purchase one share of common stock for $4.90 per share.  The warrants expire on April 21, 2010.  At the date of filing none of these warrants had been exercised.

•
On April 21, 2008, we issued 14,286 units at $3.50 per unit in a private placement to Kinnaman Trading Company Limited for cash of $50,000. Each unit consists of one share of common stock and one warrant entitling the holder to purchase one share of common stock for $4.90 per share. The warrants expire on April 21, 2010. At the date of filing none of these warrants had been exercised.

•
On May 14, 2008, we issued 23,810 units at $4.20 per unit in a private placement to Kinnaman Trading Company Limited for cash of $100,000. Each unit consists of one share of our common stock and one warrant entitling the holder to purchase one share of common stock for $7.00 per share. The warrants expire on May 14, 2010. At the date of filing none of these warrants had been exercised. The warrants must be exercised if, at any time after November 14, 2008, our shares trade at $11.20 per share for 30 consecutive days.

•
On May 14, 2008, we issued 23,810 units at $4.20 per unit in a private placement to Pilenga Limited for cash of $100,000. Each unit consists of one common share and one warrant entitling the holder to purchase one share of common stock for $7.00 per share. The warrants expire on May 14, 2010. At the date of filing none of these warrants had been exercised. The warrants must be exercised if, at any time after November 14, 2008, our shares trade at $11.20 per share for 30 consecutive days.

ITEM 8: LEGAL PROCEEDINGS

We are not a party to any pending legal proceedings and, to the best of our knowledge, none of our property or assets are the subject of any pending legal proceedings.

ITEM 9: MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Since November 19, 2009 our common stock has been quoted on the Pink Sheets under the symbol RMES. From September 16, 2008 to November 19, 2009 our common stock was quoted on the OTC Bulletin Board under the symbol RMET.  From January 16, 2007 to September 16, 2008, our symbol was RLKX. Table 18 presents the range of high and low bid quotes of our common stock for each quarter for the last two fiscal years and for the three quarters to October 31, 2009 as reported by the Pink OTC Markets.  The bid prices represent inter-dealer quotations, without adjustments for retail mark-ups, markdowns or commissions and may not necessarily represent actual transactions.  The information below reflects the 1-for-14 reverse stock split that was effective on November 19, 2009.

Table 18: High and low bids
Three quarters ended October 31, 2009	High	Low

First quarter	$2.52	$0.84
Second quarter	$0.98	$0.14
Third quarter	$0.98	$0.14
Fiscal year ended January 31, 2009
First quarter	$5.18	$3.36
Second quarter	$9.66	$4.48
Third quarter	$7.14	$2.10
Fourth quarter	$2.80	$1.40
Fiscal year ended January 31, 2008
First quarter	$2.03	$0.49
Second quarter	$6.72	$1.33
Third quarter	$5.60	$2.80
Fourth quarter	$5.32	$3.64

As of January 31, 2010, we had approximately 19 shareholders of record according to a register of shareholders list provided by our transfer agent.  This number does not include an indeterminate number of shareholders whose shares are held by brokers in street name. Our transfer agent is Empire Stock Transfer, 2470 St. Rose Pkwy, Suite 304, Henderson, Nevada, 89074 and their phone number is 702-818-5898.

Dividends

We have not paid any cash dividends on our common stock since our inception and do not anticipate paying any cash dividends in the foreseeable future.  We plan to retain our earnings, if any, to provide funds for the expansion of our business.

ITEM 10: RECENT SALES OF UNREGISTERED SECURITIES

Tables 19 and 20 present the unregistered securities that we have issued in the last three years.

Table 19: Sales of unregistered securities
	Shares			Warrants
Date of issue	Number	Price	Proceeds	Number	Price	Expiry
August 13, 2007	23,810	$4.20	$ 100,000	11,905	$7.00	August 13, 2009a
April 21, 2008	285,717	$3.50	1,000,000	285,717	$4,90	April 21, 2010
May 14, 2008	71,430	$4.20	300,000	71,430	$7.00	May 14, 2010b
September 15, 2009	1,428,572	$0.07	100,000
January 19, 2010	250,000	$0.25	62,500	250,000	$0.30	January 19, 2012
January 19, 2010	3,841,727c	$0.30	1,152,518
	5,901,256		$ 2,715,018	619,052
a These warrants expired unexercised.
b These warrants must be exercised if our stock trades at $11.20 per share for 30 consecutive trading days.
c These shares were issued to pay three related-party creditors.

Table 20: Promissory notes issueda
Date of issue	Amount
July 17, 2008	$ 200,000
July 30, 2008	200,000
September 11, 2008	50,000
October 22, 2008	25,000
November 19, 2008	105,000
February 11, 2009	25,000
February 25, 2009	35,000
April 6, 2009	10,000
April 28, 2009	36,000
May 8, 2009	11,000
May 12, 2009	7,000
June 10, 2009	7,500
July 6, 2009	8,000
August 13, 2009	7,000
August 25, 2009	8,000
September 30, 2009	10,000
$ 744,500
a These promissory notes, and interest accrued to November 30, 2009, were converted to shares of our common stock on January 19, 2010.

We sold all of these securities to non-US persons in offshore transactions, relying on the registration exemption in Rule 903 of Regulation S promulgated under the Securities Act of 1933, as amended. We did not engage in any directed selling efforts in the United States, and each investor represented to us that the investor was not a U.S. person and was not acquiring the stock for the account or benefit of a U.S. person. The subscription agreements included statements that the securities had not been registered pursuant to the Securities Act and could not be offered or sold in the United States unless they are registered under the Securities Act or an exemption from registration is available to the seller. Each investor agreed (i) to resell the securities only in accordance with the provisions of Regulation S or pursuant to registration or an exemption from registration under the Securities Act, (ii) that we must refuse to register any sale of the securities purchased unless the sale is in accordance with the provisions of Regulation S or pursuant to registration or an exemption from registration under the Securities Act, and (iii) not to engage in hedging transactions with the securities purchased unless the transaction complies with the Securities Act. The certificates representing the securities issued were endorsed with a restrictive legend confirming that the securities had been issued pursuant to Regulation S of the Securities Act and could not be resold without registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.

We gave each investor adequate access to sufficient information about the company to make an informed investment decision.  We sold none of the securities through underwriters and had no underwriting discounts or commissions; and we granted no registration rights to any of the investors.

ITEM 11: DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

General

Our authorized capital stock consists of 500,000,000 shares of common stock at a par value of $0.001 per share.

Common stock

As at January 20, 2010, 9,676,301 shares of common stock were issued and outstanding and held by 19 shareholders of record.

Holders of our common stock are entitled to one vote for each share on all matters submitted to a stockholder vote. Holders of common stock do not have cumulative voting rights. Holders of a majority of the shares of common stock voting for the election of directors can elect all of the directors. Holders of three percent of our shares of common stock issued and outstanding, represented in person or by proxy, are necessary to constitute a quorum at any meeting of our stockholders. A vote by the holders of a majority of our outstanding shares is required to make certain fundamental corporate changes such as a liquidation, a merger or an amendment to our Articles of Incorporation.

Holders of common stock are entitled to share in all dividends that the board of directors, in its discretion, declares from legally available funds. In the event of liquidation, dissolution or winding up, each outstanding share entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock. Holders of our common stock have no preemptive rights, no conversion rights and there are no redemption provisions applicable to our common stock.

Section 2.3 of article 2 of our bylaws states that a special meeting of our stockholders may be called at any time only by the president or the secretary, by the resolution of the board of directors, or on the written request of stockholders owning a majority of our issued and outstanding voting shares. This provision could prevent stockholders from calling a special meeting because, unless certain significant stockholders were to join with them, they might not obtain the majority necessary to request the meeting.  Therefore, stockholders holding less than a majority of the issued and outstanding common stock, without the assistance of management, may be unable to propose a vote on any transaction that would delay, defer or prevent a change of control, even if the transaction were in the best interests of our stockholders.

ITEM 12: INDEMNIFICATION OF DIRECTORS AND OFFICERS

Article VIII of our articles of incorporation provide that a director or officer of the corporation is not personally liable to this corporation or its stockholders for damages for breach of fiduciary duty as a director or officer.  However, Article VIII does not eliminate or limit the liability of a director or officer for (i) acts or omissions that involve intentional misconduct, fraud or a knowing violation of law or (ii) the unlawful payment of dividends. Any repeal or modification of Article VIII by the stockholders of the corporation is prospective only, and cannot adversely affect any limitation on the personal liability of a director or officer of the corporation for acts and omissions prior to the repeal or modification.

Article IX of our articles of incorporation and Article XI of our bylaws provide that every person who was or is a party to, or is threatened to be made a party to, or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, because he, or a person of whom he is the legal representative, is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys’ fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connections therewith. This right of indemnification is a contract right and may be enforced in any manner desired by the indemnified person.  The expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation.  This right of indemnification is not exclusive of any other right which the directors, officers or representatives may have or acquire, and they are entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under Article IX.

The indemnification provided in Article IX continues as to a person who has ceased to be a director, officer, employee or agent, and inures to the benefit of his heirs, executors and administrators.

Article IX of our articles of incorporation and Article XI of our bylaws also provide that the board of directors may cause the corporation to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise against any liability asserted against the person and incurred in any such capacity or arising out of such status, whether or not the corporation would have the power to indemnify the person.

Finally, Article IX of our articles of incorporation provides that the board of directors may adopt bylaws from time to time with respect to indemnification, to provide at all times the fullest indemnification permitted by the laws of the State of Nevada, and may cause the corporation to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation, or is or was serving at the request of the corporation as director or officer of another corporation, or as is representative in a partnership, joint venture, trust or other enterprises against any liability asserted against the person and incurred in any such capacity or arising out of such status, whether or not the corporation would have the power to indemnify the person.  Article XI of our bylaws provides that the board of directors may from time to time adopt further bylaws with respect to indemnification and may amend the bylaws to provide at all times the fullest indemnification permitted by the General Corporation Law of the State of Nevada.

ITEM 13: FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Financial Statements

Page No.
Financial Statements (unaudited)
Consolidated Balance Sheets as of October 31, 2009 and January 31, 2009	F-1
Consolidated Statements of Operations for the nine months ended October 31, 2009 and 2008, and the period from inception (January 10, 2005)	F-2
Consolidated Statement of Stockholders’ Deficit and Comprehensive Loss for the period from January 10, 2005 (inception) to October 31, 2009	F-3
Consolidated Statements of Cash Flows for the nine months ended October 31, 2009 and 2008, and the period from inception (January 10, 2005)	F-4
Notes to Consolidated Financial Statements	F-5

Report of Independent Registered Public Accounting Firm
Financial Statements
Consolidated Balance Sheets as of January 31, 2009 and 2008	F-11
Consolidated Statements of Operations for the years ended January 31, 2009 and 2008, and the period from inception (January 10, 2005)	F-12
Consolidated Statement of Stockholders’ Deficit and Comprehensive Loss for the period from January 10, 2005 (inception) to January 31, 2009	F-13
Consolidated Statements of Cash Flows for the years ended January 31, 2009 and 2008, and the period from inception (January 10, 2005)	F-14
Notes to Consolidated Financial Statements	F-15

RED METAL RESOURCES LTD.
(Formerly Red Lake Exploration, Inc.)
(AN EXPLORATION STAGE COMPANY)
CONSOLIDATED BALANCE SHEETS

	October 31, 2009	January 31, 2009
	(Unaudited)
ASSETS
Current assets:

Cash	$36,314	$26,115
Other receivables	10,025	29
Prepaids and deposits	9,974	16,571
Total current assets	56,313	42,715
Unproved mineral properties	624,739	753,519
Total assets	$681,052	$796,234

LIABILITES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$125,602	$74,417
Accrued liabilities	38,634	3,615
Accrued professional fees	10,688	47,430
Accrued mineral property costs	9,952	140,000
Due to related parties	347,563	151,459
Notes payable to related party, including accrued interest	809,169	600,864
Total liabilities	1,341,608	1,017,785

Stockholders’ deficit:
Common stock, $0.001 par value, authorized 500,000,000, 5,584,524 and 4,155,952 issued and outstanding at October 31, 2009 and January 31, 2009, respectively	5,585	4,156
Additional paid in capital	1,567,914	1,469,343
Deficit accumulated during the exploration stage	(2,180,140)	(1,673,456)
Accumulated other comprehensive loss	(53,915)	(21,594)
Total stockholders’ deficit	(660,556)	(221,551)
Total liabilities and stockholders’ deficit	$681,052	$796,234

The accompanying notes are an integral part of these consolidated financial statements

RED METAL RESOURCES LTD.
(Formerly Red Lake Exploration, Inc.)
(AN EXPLORATION STAGE COMPANY)
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
	Nine Months Ended October 31,		From January 10, 2005 (Inception) to October 31,
	2009	2008	2009
Revenue:
Royalties	$-	$14,261	$15,658
Operating Expenses:
Administration	53,932	68,172	165,878
Additional tax	6,351	-	6,351
Advertising and promotion	26,560	107,830	185,435
Automobile	16,674	8,746	35,908
Bad debts	-	65,731	-
Bank charges and interest	4,887	3,869	10,525
Consulting fees	103,388	80,310	275,431
Mineral exploration costs	162,922	438,934	714,559
Office	3,619	12,724	18,345
Professional fees	34,713	112,330	289,711
Rent	9,137	8,748	25,443
Regulatory	6,096	6,804	27,345
Travel and entertainment	16,589	83,099	133,356
Salaries, wages and benefits	13,988	19,643	42,791
Foreign exchange gain	(237)	-	(472)
Write-down of unproved mineral properties	29,685	-	225,685
Total operating expenses	488,304	1,016,940	2,156,291
Net operating loss	(488,304)	(1,002,679)	(2,140,633)
Other items
GST expense recovery	25,425	-	25,162
Interest on notes payable	(43,805)	(9,364)	(64,669)
Net loss	$(506,684)	$(1,012,043)	$(2,180,140)
Net loss per share – basic and diluted	$(0.12)	$(0.25)
Weighted average number of shares outstanding – basic and diluted	4,396,664	3,987,978

The accompanying notes are an integral part of these consolidated financial statements

RED METAL RESOURCES LTD.
(Formerly Red Lake Exploration, Inc.)
(AN EXPLORATION STAGE COMPANY)
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ DEFICIT AND COMPREHENSIVE LOSS
FOR THE PERIOD FROM JANUARY 10, 2005 (INCEPTION) TO OCTOBER 31, 2009 (UNAUDITED)
	Common Stock Issued				Accumulated Other Comprehensive Income (Loss)
	Number of Shares	Amount	Additional Paid-in Capital	Accumulated Deficit		Total
Balance at January 10, 2005 (Inception)	-	$-	$-	$-	$-	$-
Net loss	-	-	-	(825)	-	(825)
Balance at January 31, 2005	-	-	-	(825)	-	(825)
Common stock issued for cash	5,525,000	5,525	53,725	-	-	59,250
Donated services	-	-	3,000	-	-	3,000
Net loss	-	-	-	(12,363)	-	(12,363)
Balance at January 31, 2006	5,525,000	5,525	56,725	(13,188)	-	49,062
Donated services	-	-	9,000	-	-	9,000
Net loss	-	-	-	(43,885)	-	(43,885)
Balance at January 31, 2007	5,525,000	5,525	65,725	(57,073)	-	14,177
Donated services	-	-	2,250	-	-	2,250
Return of common stock to treasury	(1,750,000)	(1,750)	1,749	-	-	(1)
Common stock issued for cash	23,810	24	99,976	-	-	100,000
Net loss	-	-	-	(232,499)	-	(232,499)
Balance at January 31, 2008	3,798,810	3,799	169,700	(289,572)	-	(116,073)
Common stock issued for cash	357,143	357	1,299,643	-	-	1,300,000
Net loss	-	-	-	(1,012,043)	-	(1,012,043)
Foreign currency exchange loss	-	-	-	-	3,849	3,849
Comprehensive loss	-	-	-	-	-	(1,008,194)
Balance at October 31, 2008	4,155,953	4,156	1,469,343	(1,301,615)	3,849	175,733
Common stock issued for cash	-	-	-	-	-	-
Net loss	-	-	-	(371,841)	-	(371,841)
Foreign currency exchange loss	-	-	-	-	(25,443)	(25,443)
Comprehensive loss	-	-	-	-	-	(397,284)
Balance at January 31, 2009	4,155,953	4,156	1,469,343	(1,673,456)	(21,594)	(221,551)
Common stock issued for cash	1,428,571	1,429	98,571	-	-	100,000
Net loss	-	-	-	(506,684)	-	(506,684)
Foreign currency exchange loss	-	-	-	-	(32,321)	(32,321)
Comprehensive loss	-	-	-	-	-	(539,005)
Balance at October 31, 2009	5,584,524	$5,585	$1,567,914	$(2,180,140)	$(53,915)	$(660,556)

The accompanying notes are an integral part of these consolidated financial statements

RED METAL RESOURCES LTD.
(Formerly Red Lake Exploration, Inc.)
(AN EXPLORATION STAGE COMPANY)
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
	Nine Months Ended October 31,		From January 10, 2005 (Inception) to October 31,
	2009	2008	2009
Cash flows from operating activities:
Net loss	$(506,684)	$(1,012,043)	$(2,180,140)
Adjustments to reconcile net loss to net cash used in operating activities:
Donated services and rent	-	-	14,250
Write-down of unproved mineral properties	29,685	-	225,685
Write-down of property taxes	139,055	-	139,055
Changes in operating assets and liabilities:
Other receivable	(9,996)	-	(10,025)
Prepaids and deposits	6,597	(22,966)	(9,974)
Accounts payable	51,185	20,260	125,602
Accrued liabilities	35,019	1,000	38,634
Accrued professional fees	(36,742)	(6,401)	10,688
Accrued mineral property costs	(130,048)	-	9,952
Due to related parties	196,104	118,640	347,562
Accrued interest on notes payable to related party	43,805	9,364	64,669
Net cash used in operating activities	(182,020)	(892,146)	(1,224,042)
Cash flows from investing activities:
Acquisition of unproved mineral properties	(39,960)	(756,033)	(989,479)
Net cash used in investing activities	(39,960)	(756,033)	(989,479)
Cash flows from financing activities:
Cash received on issuance of notes payable to related party	164,500	475,000	744,500
Proceeds from issuance of common stock	100,000	1,300,000	1,559,250
Net cash provided by financing activities	264,500	1,775,000	2,303,750
Effects of foreign currency exchange	(32,321)	3,849	(53,915)
Increase in cash	10,199	130,670	36,314
Cash, beginning	26,115	1,901	-
Cash, end	$36,314	$132,571	$36,314
Supplemental disclosures:
Cash paid for:
Income tax	$-	$-	$-
Interest	$-	$-	$-

The accompanying notes are an integral part of these consolidated financial statements

RED METAL RESOURCES LTD.
 (AN EXPLORATION STAGE COMPANY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2009
(UNAUDITED)

NOTE 1 –BASIS OF PRESENTATION

These unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions to Form 10-Q and Article 8 of Regulation S-X.  They do not include all information and notes required by generally accepted accounting principles for complete financial statements.  However, except as disclosed herein, there have been no material changes in the information disclosed in the notes to the Company’s annual financial statements for the fiscal year ended January 31, 2009. In the opinion of management, all adjustments (including normal recurring accruals) considered necessary for a fair presentation have been included.  Operating results for the nine months ended October 31, 2009 are not necessarily indicative of the results that may be expected for any other interim period or the entire year.  For further information, these unaudited consolidated financial statements and the related notes should be read in conjunction with the Company’s audited consolidated financial statements for the year ended January 31, 2009.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Recently Adopted Accounting Guidance

On February 1, 2009, we adopted authoritative guidance issued by the Financial Accounting Standards Board (FASB) on business combinations. The guidance retains the fundamental requirements that the acquisition method of accounting (previously referred to as the purchase method of accounting) be used for all business combinations, but requires a number of changes, including changes in the way assets and liabilities are recognized and measured as a result of business combinations. It also requires the capitalization of in-process research and development at fair value and requires the expensing of acquisition-related costs as incurred. As we have completed no business combinations since February 1, 2009, the adoption of the new guidance did not affect our financial statements.

On February 1, 2009, we adopted the authoritative guidance issued by the FASB that changes the accounting and reporting for non-controlling interests. Non-controlling interests are to be reported as a component of equity separate from the parent’s equity, and purchases or sales of equity interests that do not result in a change in control are to be accounted for as equity transactions. In addition, net income attributable to a non-controlling interest is to be included in net income and, upon a loss of control, the interest sold, as well as any interest retained, is to be recorded at fair value with any gain or loss recognized in net income. The adoption of the new guidance did not affect our financial statements.

On February 1, 2009, we adopted the authoritative guidance on fair-value measurement for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The adoption of the new guidance did not affect our financial statements.

FASB Codification. In June 2009, the FASB issued new codification standards which represent the source of authoritative U.S. GAAP recognized by the FASB to be applied by non-governmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The codification supersedes all non-SEC accounting and reporting standards that existed before the codification. All other non-grandfathered, non-SEC accounting literature not included in the codification is non-authoritative. The new codification standards were effective for our third quarter ended October 31, 2009.

Effective July 1, 2009, changes to the source of authoritative U.S. GAAP, the FASB Codification, are communicated through an Accounting Standards Update (ASU). ASUs will be published for all authoritative U.S. GAAP promulgated by the FASB, regardless of the form in that the guidance may have been issued before the release of the FASB Codification (e.g., FASB Statements, EITF Abstracts, FASB Staff Positions, etc.). ASUs also will be issued for amendments to the SEC content in the FASB Codification as well as for editorial changes.

Recent Accounting Guidance Not Yet Adopted

The Company reviewed recently issued accounting pronouncements and plans to adopt those that apply to it. The Company does not expect the adoption of these pronouncements to have a material impact on its financial position, results of operations or cash flows.

NOTE 3 – RELATED-PARTY TRANSACTIONS

The following amounts were due to related parties at October 31, 2009 and January 31, 2009:

	October 31, 2009	January 31, 2009

Due to a company owned by an officer (a)	$82,652	$13,552
Due to a company controlled by directors (b)	255,460	130,345
Due to a company owned by a major shareholder and a relative of the president (c)	7,417	5,074
Due to a major shareholder (d)	1,909	2,363
Due to a relative of the president	125	125
Total due to related parties	$347,563	$151,459

(a) During the nine months ended October 31, 2009, the Company paid or accrued a total of $96,418 in consulting, computer consulting, office, and travel and entertainment costs to a company owned by an officer. During the nine months ended October 31, 2008, the Company paid or accrued a total of $86,634 in consulting, computer consulting, office, and travel and entertainment costs to the same company. This company became related on May 13, 2008 when its owner was appointed CFO and treasurer of Red Metal.

(b) During the nine months ended October 31, 2009, the Company paid or accrued a total of $89,192 in administration, advertising and promotion, mineral exploration, office, and travel and entertainment costs to a company controlled by two directors. During the nine months ended October 31, 2008, the Company paid or had payable $289,950 in administration, advertising and promotion, mineral exploration, and travel and entertainment to the same company.

(c) During the nine months ended October 31, 2009, the Company paid or accrued a total of $46,470 in administration, automobile, mineral exploration, regulatory, rental, and travel and entertainment costs to a company owned by a major shareholder and a relative of the president.  During the nine months ended October 31, 2008, the Company received $14,261 in royalty income from and paid or had payable a total of $407,000 in unproved mineral property costs and $111,670 in exploration, administrative, automobile, and travel and entertainment costs to the same company.

(d) During the nine months ended October 31, 2009 and 2008, the Company paid or accrued $18,608 and $24,318, respectively, in administration, office, mineral exploration, and travel and entertainment costs to a major shareholder.

On September 15, 2009, the Company issued 1,428,571 shares of its common stock to its president at $0.07 per share for $100,000 cash.

On October 31, 2009 and January 31, 2009, the Company had the following notes payable to a relative of the president:
	October 31, 2009	January 31, 2009

Notes payable, on demand, unsecured, bearing interest at 8% per annum, compounded monthly	$744,500	$580,000
Accrued interest	64,669	20,864
Notes payable to a related party	$809,169	$600,864

NOTE 4 – UNPROVED MINERAL PROPERTIES

	October 31, 2009	January 31, 2009

Acquisition costs, beginning of period	$753,519	$-
Acquisition and exploration	39,960	940,519
Unproved mineral properties written down	(29,685)	(187,000)
Write-down of property taxes*	(139,055)	-
Unproved mineral properties, end of period	$624,739	$753,519
*We capitalized and accrued outstanding property taxes due on the properties we bought at auction. We abandoned the properties  during the quarter ended October 31, 2009, ending our requirement to pay the taxes, which we would have had to pay only if we wanted to retain our interest in the properties.

Principle Properties and Generative Claims

We have two principal properties—the Farellon and Mateo—consisting of both mining and exploration claims that we have assembled since the beginning of 2007. We hold all of them in our Chilean subsidiary, Minera Polymet Limitada. From time to time we stake, purchase or option generative claims to allow ourselves the time and access to fully consider the geological potential of the claims. During the last 24 months, we acquired and abandoned the Camila Breccia and the Santa Rosa mining claims. We abandoned several generative claims during the same period.

Farellon Property

Farellón 1 – 8 Claim

On September 25, 2007, the Company entered into an agreement with a related company to acquire , an option to purchase the Farellón 1 – 8 mining claim. The Farellón claim consists of 66 hectares.  On April 25, 2008, we exercised the option to acquire the right to purchase the claim by paying $250,000 to the optionor.  On April 25, 2008 we paid $300,000 to the vendor to acquire title to the claim.  The claim is subject to a 1.5% royalty on the net sales of minerals extracted from the claim to a total of $600,000.  The royalty payments are due monthly once exploitation begins, and are subject to minimum payments of $1,000 per month.  The Company has no obligation to pay the royalty if it does not commence exploitation. At October 31, 2009, the Company had spent a total of $550,253 on acquisition costs and property taxes.

Cecil Claims

On September 5, 2008, the Company paid $20,000 to acquire the Cecil 1 – 49 claims consisting of 230 hectares of titled mining claims and the Cecil and Burghley I exploration claims of 200 and 300 hectares, respectively. At October 31, 2009 the Company had spent a total of $24,243 on the acquisition of these claims and owes approximately $3,400 in property taxes.

Mateo Property

Margarita Claims

On November 27, 2008, the Company purchased the Margarita 1 – 4 mining claims covering 56 hectares for $16,072 at a public auction. At October 31, 2009 the Company had spent a total of $16,677 on the acquisition of these claims and owes outstanding property taxes of approximately $700.

Che Claims

On October 10, 2008 the Company entered into an option to purchase contract with a related company to acquire an option to purchase the Che Uno 1 – 8 and Che Dos 1 – 10 mining claims covering 76 hectares. Under the terms of the option, as amended, we agreed to pay $444 on December 2, 2008 as consideration for the option agreement and $20,000 by April 10, 2010 to acquire the Che claims.  On December 2, 2008, the Company paid the consideration and acquired the option agreement.

The claims are subject to a 1% royalty on the net sales of minerals extracted from the property to a total of $100,000.  The royalty payments are due monthly once exploitation begins and are not subject to minimum payments.  The Company has no obligation to pay the royalty if it does not commence exploitation.  At October 31, 2009 the Company had paid a total of $747 in option acquisition and legal costs for these claims and owes outstanding property taxes of approximately $1,400.

Irene Claims

On February 2, 2009, the Company entered into a letter of intent to purchase the Irene claims from a related company for 21 million Chilean pesos (approximately US $39,500).  The Irene claims consist of Irene Una al Dos and Irene II Uno al Diez mineral claims covering 60 hectares

Mateo Exploration Claims

Between November 2, 2008 and September 22, 2009, Polymet staked or purchased nine Mateo exploration claims covering 2,200 hectares.  The Company had spent a total of $4,595 on these claims, and owes approximately $2,800 in acquisition costs and $4,400 in outstanding property taxes

Abandoned claims

During the year ended January 31, 2009 we determined that the costs of carrying some of our properties—the Camila Breccia and Santa Rosa—exceeded their fair value, that we hadn’t the capital to continue to maintain them, or that they didn’t have sufficient geological potential. We abandoned these claims and wrote off $55,000 and $132,000, respectively in mineral property costs. During the nine months ended October 31, 2009, we determined that the costs of carrying most of our generative claims exceeded their fair value. We abandoned these claims and wrote off the following amounts in mineral property costs:

Claim Name	Acquisition Costs	Property Taxes Payable
Mateo (4-8,11)	$ 1,378	$ -
Jova	3,976	-
Costa Rica	1,248	-
Eva	2,104	-
Canas	5,475	45,849
Estrella	13,588	90,586
Caminada	1,247	2,620
	$ 29,685	$ 139,055

NOTE 5 – COMMON STOCK

At October 31, 2009, the Company had 500,000,000 authorized common shares of which 5,584,524 were issued and outstanding.

On September 15, 2009, the Company issued 1,428,571 shares of the Company’s common stock at $0.07 per share in a private placement for cash of $100,000.

NOTE 6 – COMMITMENTS

Financing

On May 2, 2008, the Company entered into a letter agreement, as amended, with a brokerage house whereby the brokerage house agreed to privately place up to $6,000,000 of units of the Company’s common stock and common stock purchase warrants.  The Company has agreed to pay the brokerage house a commission equal to 9% of the total financing and issue warrants equal to 10% of the total number of units issued.  The Company paid a non-refundable work fee of CDN $25,000 (US $24,550) which will be deducted from the commission. The contract is effective until May 19, 2010.

On March 18, 2009, the Company entered into a one-year, non-exclusive financing agreement and agreed to pay a consultant the following fees for assisting the Company with any of the following transactions: a 10% commission upon consummation of any financing transactions; 71,429 shares of the Company’s common stock if the Company enters into a joint venture agreement and production commences on the Farellon 1 – 8 claim; and an 8% commission and 17,858 shares of the Company’s common stock upon the sale of the Farellon claim.  Either party can terminate or extend this agreement with five days’ written notice.

Consulting Contract

On April 1, 2009, the Company entered into a consulting contract with a related company whereby the Company will pay 3,450,000 Chilean pesos (approximately US $6,400) per month for professional and other services.  The contract is for nine months commencing on April 1, 2009.  Effective June 1, 2009, the parties agreed to temporarily amend the contract price to 2,650,000 Chilean pesos (US $4,900) per month.

Commitments

At October 31, 2009, the Company had the following contractual obligations under the Farellon and Che agreements.

Future minimum payments	Option payment	Royalty payments (a)
2010	$ 20,000	$ -
2014	-	700,000
Total future minimum payments	$ 20,000	$ 700,000

(a) These are due only if the Company exploits the properties.

NOTE 7 – SUBSEQUENT EVENTS

Investor Relations

On December 1, 2009 the Company retained the services of independent investor relations specialist to a newly created position of director of corporate communications. The Company agreed to pay him a monthly amount of CDN $5,000 (US $4,600). Either party can terminate the contract any time with 30-days’ written notice.

Common Stock

On November 19, 2009, the Company completed a one-for-14 reverse split of its common stock, reducing the number of shares outstanding to 5,584,574 and warrants outstanding to 357,147.

On January 19, 2010, the Company issued 3,841,727 shares of its common stock to settle $1,152,518 in debt with related creditors.

On January 19, 2010, the Company issued 250,000 units at $0.25 per unit in a private placement.  Each unit consists of one share of our common stock and one warrant entitling the holder to purchase one share of common stock for $0.30 per share.  The warrants expire on January 19, 2012.

The Company evaluated events occurring between the end of our fiscal quarter, October 31, 2009 and January 19, 2010 when the financial statements were issued. There were no subsequent events that provided additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Red Metal Resources Ltd.
(Formerly, Red Lake Exploration, Inc.)

We have audited the accompanying consolidated balance sheets of Red Metal Resources Ltd. (an exploration stage company), as of January 31, 2009 and 2008 and the related consolidated statements of operations, changes in stockholders’ deficit and comprehensive loss and cash flows for the years then ended and for the period from inception (January 10, 2005) through January 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Red Metal Resources Ltd. (an exploration stage company) as of January 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended and for the period from inception (January 10, 2005) through January 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Mendoza Berger & Company, LLP
/s/ Mendoza Berger & Company, LLP

Irvine, California
April 24, 2009

RED METAL RESOURCES LTD.
(Formerly Red Lake Exploration, Inc.)
(AN EXPLORATION STAGE COMPANY)
CONSOLIDATED BALANCE SHEETS
AT JANUARY 31, 2009 AND 2008
	2009	2008
ASSETS
Current assets:

Cash	$26,115	$1,901
Other receivable	29	-
Prepaid expenses and deposits	16,571	-
Total current assets	42,715	1,901
Unproved mineral properties	753,519	-
Total assets	$796,234	$1,901

LIABILITES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$74,417	$44,719
Accrued liabilities	3,615	-
Accrued professional fees	47,430	32,018
Accrued mineral property costs	140,000	-
Due to related parties	151,459	41,237
Notes payable to related party, including accrued interest	600,864	-
Total liabilities	1,017,785	117,974

Commitments and contingencies
Stockholders’ deficit: Common stock, $0.001 par value, authorized 500,000,000, 58,183,333 and 53,183,334 issued and outstanding at January 31, 2009 and 2008, respectively	58,183	53,183
Additional paid in capital	1,415,316	120,316
Deficit accumulated during the exploration stage	(1,673,456)	(289,572)
Accumulated other comprehensive loss	(21,594)	-
Total stockholders’ deficit	(221,551)	(116,073)
Total liabilities and stockhoders’ deficit	$796,234	$1,901

The accompanying notes are an integral part of these consolidated financial statements

RED METAL RESOURCES LTD.
(Formerly Red Lake Exploration, Inc.)
(AN EXPLORATION STAGE COMPANY)
CONSOLIDATED STATEMENTS OF OPERATIONS
	For the Years Ended January 31,		From January 10, 2005 (Inception) to January 31, 2009
	2009	2008
Revenue:
Royalties	$15,658	$-	$15,658
Operating Expenses:
Administration	101,905	-	102,446
Advertising and promotion	154,038	4,837	158,875
Automobile	19,234	-	19,234
Bank charges and interest	4,731	263	5,638
Computer consulting	1,501	-	1,501
Consulting fees	114,174	56,368	170,542
Donated rent	-	750	4,750
Donated service fees	-	1,500	9,500
Mineral exploration costs	483,339	54,345	551,637
Office	12,665	2,061	14,726
Professional fees	163,176	72,747	254,998
Rent	11,556	-	11,556
Regulatory	9,579	9,830	21,249
Travel and entertainment	87,636	29,131	116,767
Salaries, wages and benefits	28,803	-	28,803
Foreign exchange (gain) loss	(922)	667	(235)
Write-down of unproved mineral properties	187,000	-	196,000
Total operating expenses	1,378,415	232,499	1,667,987
Net operating loss	(1,362,757)	(232,499)	(1,652,329)
Other expenses
Interest on notes payable	(20,864)	-	(20,864)
Net loss before income tax	(1,383,621)	(232,499)	(1,673,193)
Income tax	(263)	-	(263)
Net loss	$(1,383,884)	$(232,499)	$(1,673,456)
Net loss per share – basic and diluted	$(0.02)	$(0.00)
Weighted average number of shares outstanding – basic and diluted	57,013,934	62,348,174

The accompanying notes are an integral part of these consolidated financial statements

RED METAL RESOURCES LTD.
(Formerly Red Lake Exploration, Inc.)
(AN EXPLORATION STAGE COMPANY)
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ DEFICIT AND COMPREHENSIVE LOSS
FOR THE PERIOD FROM JANUARY 10, 2005 (INCEPTION) TO JANUARY 31, 2009
	Common Stock Issued				Accumulated Other Comprehensive Income (Loss)
	Number of Shares	Amount	Additional Paid-in Capital	Accumulated Deficit		Total
Balance at January 10, 2005 (Inception)	-	$-	$-	$-	$-	$-
Net loss	-	-	-	(825)	-	(825)
Balance at January 31, 2005	-	-	-	(825)	-	(825)
Common stock issued for cash	77,350,000	77,350	(18,100)	-	-	59,250
Donated services	-	-	3,000	-	-	3,000
Net loss	-	-	-	(12,363)	-	(12,363)
Balance at January 31, 2006	77,350,000	77,350	(15,100)	(13,188)	-	49,062
Donated services	-	-	9,000	-	-	9,000
Net loss	-	-	-	(43,885)	-	(43,885)
Balance at January 31, 2007	77,350,000	77,350	(6,100)	(57,073)	-	14,177
Donated services	-	-	2,250	-	-	2,250
Return of common stock to treasury	(24,500,000)	(24,500)	24,499	-	-	(1)
Common stock issued for cash	333,334	333	99,667	-	-	100,000
Net loss	-	-	-	(232,499)	-	(232,499)
Balance at January 31, 2008	53,183,334	53,183	120,316	(289,572)	-	(116,073)
Common stock issued for cash	4,999,999	5,000	1,295,000	-	-	1,300,000
Net loss	-	-	-	(1,383,884)	-	(1,383,884)
Foreign currency exchange loss	-	-	-	-	(21,594)	(21,594)
Comprehensive loss	-	-	-	-	-	(1,405,478)
Balance at January 31, 2009	58,183,333	$58,183	$1,415,316	$(1,673,456)	$(21,594)	$(221,551)

On June 15, 2007 the Company declared a forward split of 13 new shares of common stock for every one share of common stock outstanding. All common stock amounts have been retroactively adjusted for all periods presented.

The accompanying notes are an integral part of these consolidated financial statements

RED METAL RESOURCES LTD.
(Formerly Red Lake Exploration, Inc.)
(AN EXPLORATION STAGE COMPANY)
CONSOLIDATED STATEMENTS OF CASH FLOWS
	For the Years Ended January 31,		From January 10, 2005 (Inception) to January 31,
	2009	2008	2009
Cash flows from operating activities:
Net loss	$(1,383,884)	$(232,499)	$(1,673,456)
Adjustments to reconcile net loss to net cash used in operating activities:
Donated services and rent	-	2,250	14,250
Write-down of unproved mineral properties	187,000	-	196,000
Changes in operating assets and liabilities:
Accounts receivable	(29)	-	(29)
Prepaid expenses and deposits	(16,571)	-	(16,571)
Accounts payable	29,698	43,420	74,418
Accrued liabilities	3,615	-	3,615
Accrued professional fees	15,412	32,018	47,430
Accrued mineral property costs	140,000	-	140,000
Due to related parties	110,222	41,235	151,457
Accrued interest on notes payable to related party	20,864	-	20,864
Net cash used in operating activities	(893,673)	(113,576)	(1,042,022)
Cash flows from investing activities:
Acquisition of unproved mineral properties	(940,519)	-	(949,519)
Net cash used in investing activities	(940,519)	-	(949,519)
Cash flows from financing activities:
Cash received on issuance of notes payable to related party	580,000	-	580,000
Proceeds from issuance of common stock	1,300,000	100,000	1,459,250
Net cash provided by financing activities	1,880,000	100,000	2,039,250
Effects of foreign currency exchange	(21,594)	-	(21,594)
Increase (decrease) in cash during the period	24,214	(13,576)	26,115
Cash, beginning of period	1,901	15,477	-
Cash, end of period	$26,115	$1,901	$26,115
Supplemental disclosures:
Cash paid during the period for:
Taxes	$263	$-	$263
Interest	$-	$-	$-
Non-cash financing transaction:
Acquisition of 24,500,000 common shares	$-	$1	$1

The accompanying notes are an integral part of these consolidated financial statements

RED METAL RESOURCES LTD.
(Formerly Red Lake Exploration, Inc.)
(AN EXPLORATION STAGE COMPANY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2009 AND 2008

NOTE 1 – ORGANIZATION AND BASIS OF PRESENTATION

Nature of Operations

Red Metal Resources Ltd. was incorporated on January 10, 2005 under the laws of the state of Nevada as Red Lake Exploration, Inc. and changed its name to Red Metal Resources Ltd. on August 27, 2008.  On August 21, 2007, Red Metal acquired a 99% interest in Minera Polymet Limitada (Polymet), a limited liability company formed on August 21, 2007 under the laws of the Republic of Chile. In these notes, the terms “Red Metal”, “Company”, “we”, “us” or “our” mean Red Metal Resources Ltd. and its subsidiary, Polymet, whose operations are included in these consolidated financial statements.

Red Metal is involved in acquiring and exploring mineral properties in Chile.  The Company has not determined whether its properties contain mineral reserves that are economically recoverable.

Exploration Stage

Red Metal has not produced any significant revenues from its principal business or commenced significant operations and is considered an exploration stage company as defined by SEC Guide 7 with reference to Statement of Financial Accounting Standard (SFAS) No.7 Accounting and Reporting by Development Stage Enterprises.

The Company is in the early exploration stage.  In the exploration stage, management devotes most of its time to conducting exploratory work and developing its business.  These consolidated financial statements have been prepared on a going-concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business.  The Company has never paid any dividends and is unlikely to pay dividends or generate earnings in the immediate or foreseeable future.  The Company’s continuation as a going concern and its ability to emerge from the exploration stage with any planned principal business activity is dependent upon the continued financial support of its shareholders and its ability to obtain the necessary equity financing and attain profitable operations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The Company’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

These consolidated financial statements include the financial statements of Red Metal and Polymet. All significant intercompany balances and transactions have been eliminated from the consolidated financial results.

Reclassifications

Certain prior period amounts in the accompanying consolidated financial statements have been reclassified to conform to the current period’s presentation. These reclassifications had no effect on the consolidated results of operations or financial position for any period presented.

 RED METAL RESOURCES LTD.
(Formerly Red Lake Exploration, Inc.)
(AN EXPLORATION STAGE COMPANY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2009 AND 2008

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Accounting Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

The Company’s consolidated financial statements are based on a number of estimates, including accruals for estimated accounting, auditing, legal expenses and mineral property costs and impairment of unproved mineral properties.

Cash and Cash Equivalents

For purposes of the balance sheets and statements of cash flows, the Company considers all amounts on deposit with financial institutions and highly liquid investments with maturities of 90 days or less to be cash equivalents.  At January 31, 2009 and 2008, the Company had no cash equivalents.

Financial Instruments

Foreign Exchange Risk

The Company is subject to foreign exchange risk for sales and purchases denominated in foreign currencies. The functional currency for Polymet is the Chilean peso. Foreign currency risk arises from the fluctuation of foreign exchange rates and the degree of volatility of these rates relative to the United States dollar.  The Company does not believe that it has any material risk to its foreign currency exchange.

Fair Value of Financial Instruments

The Company’s financial instruments include cash, accounts receivable, accounts payable, accrued liabilities, accrued professional fees and accrued mineral property costs. The fair value of these financial instruments approximates their carrying values due to their short maturities.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and withholding and value added taxes in Canada and Chile.

At January 31, 2009 and 2008, the Company had approximately $1,700 and $1,300, respectively in cash that was not insured.  This cash is on deposit with a major chartered Canadian bank.  As part of its cash management process, the Company performs periodic evaluations of the relative credit standing of this financial institution.  The Company has not lost any cash and does not believe its cash is exposed to any significant credit risk.

RED METAL RESOURCES LTD.
(Formerly Red Lake Exploration, Inc.)
(AN EXPLORATION STAGE COMPANY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2009 AND 2008

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The Company’s operations involve dealing with uncertainties and judgments in applying complex tax regulations in Canada and Chile.  The final taxes paid are dependent upon many factors including negotiations with tax authorities in various jurisdictions.  The Company records potential withholding tax, value added tax, and mineral property tax liabilities based on its estimate of whether and the extent to which taxes may be refunded or deemed payable.

Foreign Currency Translation and Transaction

The functional currency for Red Metal’s foreign subsidiary is the Chilean peso.  Red Metal translates assets and liabilities to US dollars using period-end exchange rates, translates unproved mineral properties using historical exchange rates, and translates revenues and expenses using average exchange rates during the period. Exchange gains and losses arising from the translation of foreign entity financial statements are included as a component of other comprehensive loss.

Transactions denominated in currencies other than the functional currency of the legal entity are re-measured to the functional currency of the legal entity at the period-end exchange rates.  Any associated transactional currency re-measurement gains and losses are recognized in current operations.

Revenue Recognition

The Company records revenues and royalties from the sale of minerals when persuasive evidence of an arrangement exists, the minerals have been delivered to the customer and the risk of ownership or title has been transferred, and collectability is reasonably assured.  Interest income is recognized at the end of each month.

During the years ended January 31, 2009 and 2008, we received $15,658 and $0 respectively, in royalty revenue.   (Notes 4 and 6)

Long-lived Assets

In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company regularly reviews the carrying value of long-lived assets for the existence of facts or circumstances that may suggest impairment. The Company recognizes impairment when the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset. Impairment losses, if any, are measured as the excess of the carrying amount of the asset over its estimated fair value.   The Company’s only long-lived asset is its unproven mineral property interests.   At January 31, 2009 and 2008 the Company did not record any impairment charges against its unproven mineral interests.

Investment in and Expenditures on Mineral Interests

Realization of the Company's investment in and expenditures on mineral properties is dependent upon the establishment of legal ownership, the attainment of successful production from the properties or from the proceeds of their disposal.

RED METAL RESOURCES LTD.
(Formerly Red Lake Exploration, Inc.)
(AN EXPLORATION STAGE COMPANY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2009 AND 2008

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Investment in and Expenditures on Mineral Interests, continued

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristics of many mineral properties. To the best of its knowledge the Company believes all of its unproved mineral interests are in good standing and that it has title to all of these mineral interests.

Unproved Mineral Property Costs

The Company has been in the exploration stage since its inception on January 10, 2005 and has not yet realized any significant revenues from its operations. It is engaged primarily in acquiring and exploring mining properties. It expenses mineral property exploration costs as it incurs them, and capitalizes mineral property acquisition costs when it incurs them using the guidance in Emerging Issues Task Force (EITF) 04-02, Whether Mineral Rights Are Tangible or Intangible Assets. The Company assesses the carrying costs for impairment under SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets at the end of each fiscal quarter. If it establishes proven and probable reserves and determines that a mineral property can be economically developed, it will capitalize the costs it incurs to develop the property and will amortize them over the estimated life of the probable reserve using the units-of-production method. If it subsequently abandons or recognizes any impairment of its mineral properties, it will charge any capitalized costs to operations.

At January 31, 2009 and 2008, the Company wrote down $187,000 and $0, respectively, in capitalized costs when it abandoned the Camila and Santa Rosa mineral properties.  (Note 6)

Asset Retirement Obligations

SFAS No. 143, Accounting for Asset Retirement Obligations, addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Specifically, SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if it can reasonably estimate the fair value. It will capitalize the asset retirement cost as part of the asset’s carrying value and amortize it over the life of the asset.   Reclamation costs are periodically adjusted to reflect changes in the estimated present value resulting from the passage of time and revisions to the estimates of the reclamation and abandonment costs.  The asset retirement obligation is based on when spending for an existing environmental disturbance will occur.  The Company reviews its asset retirement obligations annually unless it otherwise deems a review necessary.  At January 31, 2009 and 2008, the Company had no asset retirement obligations.

Comprehensive Loss

Comprehensive loss reflects changes in equity that result from transactions and economic events from non-owner sources.  The Company had $21,594 and $0 in accumulated other comprehensive loss for the years ended January 31, 2009 and 2008, respectively, from its foreign currency translation.  As a result, total other comprehensive loss for the years ended January 31, 2009 and 2008 were $21,594 and $0, respectively.

RED METAL RESOURCES LTD.
(Formerly Red Lake Exploration, Inc.)
(AN EXPLORATION STAGE COMPANY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2009 AND 2008

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Basic and Diluted Net Loss per Common Share

Basic net loss per share is computed by dividing the net loss attributable to the common stockholders by the weighted average number of common shares outstanding during the reporting period.  Diluted net income per common share includes the dilution that could occur upon the exercise of options and warrants to acquire common stock, computed using the treasury stock method which assumes that the increase in the number of shares is reduced by the number of shares that the Company could have repurchased with the proceeds from the exercise of options and warrants (which are assumed to have been made at the average market price of the common shares during the reporting period).

Potential common shares are excluded from the diluted loss per share computation in net loss periods as their inclusion would be anti-dilutive.

At January 31, 2009 and 2008, the Company had 58,183,333 and 53,183,334, shares of common stock issued and outstanding, respectively, 5,166,666 and 166,667 warrants outstanding, respectively and no outstanding options or convertible debt. (Notes 7 and 8)

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with the FASB-issued SFAS No. 123(R), Share-Based Payment, which requires that expenses for stock compensation be recorded using the fair-value method.

The Company uses the “modified prospective method” which requires that compensation costs for all stock-based payments granted, modified or settled in financial statements be recognized.

Income Taxes

Income tax expense is based on pre-tax financial accounting income.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.  Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

RED METAL RESOURCES LTD.
(Formerly Red Lake Exploration, Inc.)
(AN EXPLORATION STAGE COMPANY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2009 AND 2008

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued
Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS 158 (SFAS 158), Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R).   This statement requires an employer to recognize the over funded or under funded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity. This statement also requires an employer to measure the funded status of a plan as of the date of its year end statement of financial position, with limited exceptions. The Company is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006.  The requirement to measure plan assets and benefit obligations as of the date of the employer’s fiscal year end statement of financial position is effective for fiscal years ending after December 15, 2008. The adoption of SFAS 158 did not have a material impact on the Company’s consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159 (SFAS 159), The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115.   SFAS 159 permits measurement of certain financial assets and financial liabilities at fair value.  If the fair value option is elected, the unrealized gains and losses are reported in earnings at each reporting date.  Generally, the fair value option may be elected on an instrument-by-instrument basis, as long as it is applied to the instrument in its entirety.  The fair value option election is irrevocable, unless a new election date occurs.  SFAS 159 was effective for the Company on February 1, 2008. The adoption of SFAS 159 did not have a material impact on the Company’s financial statements as the Company did not elect the fair value option for any of its consolidated financial assets or liabilities.

In June 2007, the EITF of the FASB reached a consensus on Issue No. 07-3, Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities (EITF 07-3). EITF 07-3 requires that non-refundable advance payments for goods or services that will be used or rendered for future research and development activities should be deferred and capitalized. As the related goods are delivered or the services are performed, or when the goods or services are no longer expected to be provided, the deferred amounts would be recognized as an expense. This issue is effective for financial statements issued for fiscal years beginning after December 15, 2007. Earlier application was not permitted. This consensus is to be applied prospectively for new contracts entered into on or after the effective date.  EITF 07-03 was effective for the Company on February 1, 2008.  The pronouncement did not have a material effect on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (SFAS 141(R)), which replaces SFAS 141, Business Combinations, and which requires an acquirer to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions. This statement also requires the acquirer in a business combination achieved in stages to recognize the identifiable assets and liabilities, as well as the non-controlling interest in the acquiree, at the full amounts of their fair values. SFAS 141(R) makes various other amendments to authoritative literature intended to provide additional guidance or to confirm the guidance in that literature to that provided in this statement. This statement will be effective for us on February 1, 2009.  We expect SFAS 141(R) will have an impact on our accounting for future business combinations once adopted, but the effect is dependent upon the acquisitions that are made in the future.

RED METAL RESOURCES LTD.
(Formerly Red Lake Exploration, Inc.)
(AN EXPLORATION STAGE COMPANY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2009 AND 2008

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Recent Accounting Pronouncements, continued

In December 2007, the EITF reached a consensus on Issue No. 07-1, Accounting for Collaborative Arrangements (EITF 07-1). The EITF concluded on the definition of a collaborative arrangement and that revenues and costs incurred with third parties in connection with collaborative arrangements would be presented gross or net based on the criteria in EITF 99-19 and other accounting literature. Based on the nature of the arrangement, payments to or from collaborators would be evaluated and its terms, the nature of the entity’s business, and whether those payments are within the scope of other accounting literature would be presented. Companies are also required to disclose the nature and purpose of collaborative arrangements along with the accounting policies and the classification and amounts of significant financial-statement amounts related to the arrangements. Activities in the arrangement conducted in a separate legal entity should be accounted for under other accounting literature; however required disclosure under EITF 07-1 applies to the entire collaborative agreement. This issue is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years, and is to be applied retrospectively to all periods presented for all collaborative arrangements existing as of the effective date. EITF 07-1 will be effective for the Company on February 1, 2009.  We do not expect the adoption of EITF 07-1 to have a significant impact on our consolidated financial statements.

In December 2007, FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements (SFAS 160), which amends Accounting Research Bulletin No. 51, Consolidated Financial Statements, to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS 160 establishes accounting and reporting standards that require the ownership interests in subsidiaries not held by the parent to be clearly identified, labeled and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity. This statement also requires the amount of consolidated net income attributable to the parent and to the non-controlling interest to be clearly identified and presented on the face of the consolidated statement of income. Changes in a parent’s ownership interest while the parent retains its controlling financial interest must be accounted for consistently, and when a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary must be initially measured at fair value. The gain or loss on the deconsolidation of the subsidiary is measured using the fair value of any non-controlling equity investment. The statement also requires entities to provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. This statement applies prospectively to all entities that prepare consolidated financial statements and applies prospectively for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. This statement will be effective for us on February 1, 2009.  We do not expect the adoption of SFAS 160 to have a significant impact on our consolidated financial statements.

RED METAL RESOURCES LTD.
(Formerly Red Lake Exploration, Inc.)
(AN EXPLORATION STAGE COMPANY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2009 AND 2008

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Recent Accounting Pronouncements, continued

On February 1, 2008, the Company adopted SFAS No. 157 (SFAS 157), Fair Value Measurements.  SFAS 157 relates to financial assets and financial liabilities. In February 2008, the FASB issued FASB Staff Position (FSP) No. FAS 157-2, Effective Date of FASB Statement No. 157, which delayed the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on at least an annual basis, until January 1, 2009 for calendar year-end entities. Also in February 2008, the FASB issued FSP No. FAS 157-1, Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13, which states that SFAS No. 13, Accounting for Leases, (SFAS 13) and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under SFAS 13 are excluded from the provisions of SFAS 157, except for assets and liabilities related to leases assumed in a business combination that are required to be measured at fair value under SFAS No. 141, Business Combinations, (SFAS 141) or SFAS No. 141 (revised 2007), Business Combinations, (SFAS 141(R)).

SFAS 157 defines fair value, establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America (GAAP, and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements and are to be applied prospectively with limited exceptions. The adoption of SFAS 157, as it relates to financial assets and financial liabilities had no impact on the Company’s consolidated financial statements.

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This standard is now the single source in GAAP for the definition of fair value, except for the fair value of leased property as defined in SFAS 13. SFAS 157 establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, giving the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under SFAS 157 are described below:

•	Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities

•
Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means

•	Level 3 - Inputs that are both significant to the fair value measurement and unobservable

RED METAL RESOURCES LTD.
(Formerly Red Lake Exploration, Inc.)
(AN EXPLORATION STAGE COMPANY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2009 AND 2008

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

In March 2008, the FASB issued SFAS No. 161 (SFAS 161), Disclosures about Derivative Instruments and Hedging Activities – An Amendment of FASB Statement No. 133 (SFAS 133).   This statement is intended to improve financial reporting of derivative instruments and hedging activities by requiring enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. The provisions of SFAS 161 are effective for fiscal years beginning after November 15, 2008.  This statement will be effective for us on February 1, 2009.  Early adoption of this provision is prohibited. We do not expect this statement to have a material impact on our consolidated financial statements.

In April 2008, the FASB issued FSP No. 142-3, Determination of the Useful Life of Intangible Assets (FSP 142-3). FSP 142-3 amends the factors to be considered in developing renewal or extension assumptions used to determine the useful life of intangible assets under SFAS No. 142, Goodwill and Other Intangible Assets. Its intent is to improve the consistency between the useful life of an intangible asset and the period of expected cash flows used to measure its fair value. This FSP is effective prospectively for intangible assets acquired or renewed after February 1, 2009. We do not expect FSP 142-3 to have a material impact on our accounting for future acquisitions of intangible assets.

In May, 2008, FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles (SFAS 162). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP. This statement was effective for us on November 15, 2008 and did not have a material impact on our consolidated financial statements.

On May 9, 2008, the FASB issued FSP APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement). FSP APB 14-1 clarifies that convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) are not addressed by paragraph 12 of APB Opinion No. 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants.  Additionally, FSP APB 14-1 specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. FSP APB14-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. FSP APB 14-1 will be effective for the Company on February 1, 2009.  The adoption of FSP APB 14-1 is not expected to have a material impact on our consolidated results of operations or financial position.

On June 16, 2008, the FASB issued FSP EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities, to address the question of whether instruments granted in share-based payment transactions are participating securities prior to vesting. FSP EITF 03-6-1 indicates that unvested share-based payment awards that contain rights to dividend payments should be included in earnings per share calculations. The guidance is effective for fiscal years beginning after December 15, 2008. FSP EITF 03-6-1 will be effective for the Company on February 1, 2009.  The adoption of FSP EITF 03-6-1 is not expected to have a material impact on our consolidated results of operations or financial position.

RED METAL RESOURCES LTD.
(Formerly Red Lake Exploration, Inc.)
(AN EXPLORATION STAGE COMPANY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2009 AND 2008

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Recent Accounting Pronouncements, continued

In June 2008, the FASB issued EITF Issue 07-5 (EITF 07-5), Determining whether an Instrument (or Embedded Feature) is indexed to an Entity’s Own Stock.  EITF 07-5 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early application is not permitted. Paragraph 11(a) of SFAS No. 133 Accounting for Derivatives and Hedging Activities, specifies that a contract that would otherwise meet the definition of a derivative but is both (a) indexed to the Company’s own stock and (b) classified in stockholders’ equity in the statement of financial position would not be considered a derivative financial instrument. EITF 07-5 provides a new two-step model to be applied in determining whether a financial instrument or an embedded feature is indexed to an issuer’s own stock and thus able to qualify for the SFAS No. 133 paragraph 11(a) scope exception.  EITF 07-5 will be effective for us on February 1, 2009.  The adoption of EITF 07-5 is not expected to have a material impact on our consolidated financial statements.

In June 2008, the FASB issued FSP EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities (FSP 03-6-1). FSP 03-6-1 clarifies that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and are to be included in the computation of earnings per share under the two-class method described in SFAS No. 128, Earnings Per Share.  This FSP will be effective for us on February 1, 2009 and requires that all prior-period earnings-per-share data that are presented be adjusted retrospectively. We do not expect FSP 03-6-1 to have a material impact on our earnings per share calculations.

In October 2008, the FASB issued FSP No. 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active (FSP 157-3). FSP 157-3 clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. As it relates to our financial assets and liabilities recognized or disclosed at fair value in our financial statements on a recurring basis (at least annually), the adoption of FSP 157-3 did not have a material impact on our consolidated financial statements.

In November 2008, the EITF reached consensus on Issue No. 08-6, Equity Method Investment Accounting Considerations (EITF 08-6), which clarifies the accounting for certain transactions and impairment considerations involving equity method investments. The intent of EITF 08-6 is to provide guidance on (i) determining the initial carrying value of an equity method investment, (ii) performing an impairment assessment of an underlying indefinite-lived intangible asset of an equity method investment, (iii) accounting for an equity method investee’s issuance of shares, and (iv) accounting for a change in an investment from the equity method to the cost method. EITF 08-6 is effective for the Company’s fiscal year beginning February 1, 2009 and is to be applied prospectively. The Company is currently evaluating the potential impact of adopting this statement on the Company’s consolidated financial position or results of operations.

RED METAL RESOURCES LTD.
(Formerly Red Lake Exploration, Inc.)
(AN EXPLORATION STAGE COMPANY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2009 AND 2008

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Recent Accounting Pronouncements, continued

In December 2008, the FASB issued FSP FAS 140-4 and FIN 46(R)-8, Disclosures by Public Entities (Enterprises) About Transfers of Financial Assets and Interest in Variable Interest Entities (FSP 140-4). FSP 140-4 requires additional disclosure about transfers of financial assets and an enterprise’s involvement with variable interest entities. FSP 140-4 was effective for the first reporting period ending after December 15, 2008. The adoption of FSP 140-4 did not have a material impact on our consolidated financial statements.

In December 2008, the FASB issued FSP No.132 (R)-1, Employers’ Disclosures about Pensions and Other Postretirement Benefits (FSP 132R-1). FSP 132R-1 requires enhanced disclosures about the plan assets of a Company’s defined benefit pension and other postretirement plans. The enhanced disclosures required by this FSP are intended to provide users of financial statements with a greater understanding of: (1) how investment allocation decisions are made, including the factors that are pertinent to an understanding of investment policies and strategies; (2) the major categories of plan assets; (3) the inputs and valuation techniques used to measure the fair value of plan assets; (4) the effect of fair value measurements using significant unobservable inputs (Level 3) on changes in plan assets for the period; and (5) significant concentrations of risk within plan assets. This FSP will be effective for our fiscal year beginning February 1, 2009 and is not expected to have a material impact on our consolidated financial statements.

NOTE 3 – GOING CONCERN

These consolidated financial statements have been prepared on a going-concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company has not generated any significant revenues from mineral sales since inception, has never paid any dividends and is unlikely to pay dividends or generate significant earnings in the immediate or foreseeable future. The continuation of the Company as a going concern is dependent upon the continued financial support of its shareholders, the ability of the Company to obtain necessary equity financing to continue operations, and the attainment of profitable operations. The Company’s ability to achieve and maintain profitability and positive cash flows is dependent upon its ability to locate profitable mineral properties, generate revenues from mineral production and control production costs. Based upon its current plans, the Company expects to incur operating losses in future periods. The Company plans to mitigate these operating losses through controlling its operating costs.  The Company plans to obtain sufficient working capital through additional debt or equity financing and private loans.  At January 31, 2009, the Company had a working capital deficit of $975,070 and has accumulated losses of $1,673,456 since inception. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. There is no assurance that the Company will be able to generate significant revenues in the future. These consolidated financial statements do not give any effect to any adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying consolidated financial statements.

RED METAL RESOURCES LTD.
(Formerly Red Lake Exploration, Inc.)
(AN EXPLORATION STAGE COMPANY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2009 AND 2008

 NOTE 4 – RELATED-PARTY TRANSACTIONS

The following amounts were due to related parties at January 31, 2009 and 2008:

	January 31,
	2009	2008

Due to a company owned by an officer (a)	$13,552	$-

Due to a company controlled by directors (b)	130,345	39,010

Due to a company owned by a major shareholder and a relative of the president (c)	5,074	-

Due to a major shareholder (d)	2,363	-

Due to a relative of the president (e)	125	-

Due to a former president (f)	-	2,227

Total due to related parties	$151,459	$41,237

(a)
During the year ended January 31, 2009, the Company paid or has payable a total of $123,823 in advertising and promotion, consulting, computer consulting, office, and travel and entertainment costs to a company owned by an officer.

(b)
During the year ended January 31, 2009, the Company paid or has payable a total of $327,081 in administration, advertising and promotion, mineral exploration, office, regulatory and travel and entertainment costs to a company controlled by two directors. During the year ended January 31, 2008, the Company paid or accrued $67,503 in mineral exploration and travel and entertainment expenses to the same company.

(c)
During the year ended January 31, 2009, the Company received $15,658 in royalty income and paid or has payable of $250,869 in unproved mineral property costs; $628 in prepaid deposits; and a total of $289,348 in administration, automobile, mineral exploration, office, professional fees, rental expense and travel and entertainment to a company owned by a major shareholder and a relative of the president. During the year ended January 31, 2008, the Company had no transactions with this company. (Note 2, 6 and 11)

(d)
During the years ended January 31, 2009 and 2008, the Company paid or has payable $31,292 and $0, respectively, in administration, mineral exploration, office, professional fees and travel and entertainment costs to a major shareholder.

(e)	During the year ended January 31, 2009, the Company owes $125 for regulatory fees that a relative of the president paid on behalf of the Company.

(f)	During the year ended January 31, 2008, the Company recognized $750 in donated rent and $1,500 in donated services and paid $650 in travel and entertainment expenses to their former president.

RED METAL RESOURCES LTD.
(Formerly Red Lake Exploration, Inc.)
(AN EXPLORATION STAGE COMPANY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2009 AND 2008

NOTE 4 – RELATED-PARTY TRANSACTIONS, continued

During the years ended January 31, 2009 and 2008 the Company issued a total of 2,333,333 and 333,334 units respectively, to a relative of the president.  (Notes 7 and 8)

During the year ended January 31, 2009 the Company issued 40,000 units to a director.  (Notes 7 and 8)

During the year ended January 31, 2009 the Company issued a total of 866,666 units to companies controlled by a relative of an affiliate. (Notes 7 and 8)

During the year ended January 31, 2009 the Company issued 1,760,000 units to a company controlled by a relative of the president on the date the units were issued.  (Notes 7 and 8)

NOTE 5 – NOTES PAYABLE TO RELATED PARTY, INCLUDING ACCRUED INTEREST

On January 31, 2009 and 2008 the Company had the following notes payable to a relative of the president:

	January 31,
	2009	2008

Notes payable, on demand, unsecured, bearing interest at 8% per annum, compounded monthly	$580,000	$-

Accrued interest	20,864	-

Notes payable to related party, including accrued interest	$600,864	$-

See Note 11 for additional notes payable issued to this related party.

NOTE 6 – UNPROVED MINERAL PROPERTIES

	January 31,
	2009	2008

Acquisition costs	$940,519	$-
Write-down of unproven mineral properties	(187,000)	-
Unproved mineral properties	$753,519	$-

 RED METAL RESOURCES LTD.
(Formerly Red Lake Exploration, Inc.)
(AN EXPLORATION STAGE COMPANY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2009 AND 2008

NOTE 6 – UNPROVED MINERAL PROPERTIES, continued

Farellon Alto Uno al Ocho Mineral Property

On September 25, 2007, Polymet entered into an agreement with a related company to acquire by assignment the option to purchase the Farellon Alto Uno al Ocho mining claims located in the Commune of Freirina, Province of Huasco, III Region of Atacama, Chile. The Farellon Alto Uno al Ocho property consists of 66 hectares.  On April 25, 2008, we exercised the option to acquire the right to purchase the property by paying $250,000 to the optionor.  On April 25, 2008 we paid $300,000 to the vendor to acquire title to the property. The property is subject to a 1.5% royalty on the net sales of minerals extracted from the property to a total of $600,000.  The royalty payments are due monthly once exploitation begins, and are subject to minimum payments of $1,000 per month.  The Company has no obligation to pay the royalty if it does not commence exploitation.  (Notes 4 and 9)

Cecil Mineral Properties

On September 5, 2008, Polymet paid $20,000 to acquire the Cecil 1-49 consisting of 230 hectares of titled mining claims and the Cecil and Burghley I consisting of 200 and 300 hectares of exploration claims, respectively.   The properties are located near the Farellon property in Commune of Freirina, Province of Huasco, III Region of Atacama, Chile.  The acquisition of the Cecil properties was completed on September 17, 2008. At January 31, 2009 the Company had spent a total of $21,391 on the acquisition of these claims.

Camila Mineral Properties

On February 1, 2008, Polymet entered into an option agreement with a related company to acquire an option to purchase the Camila, Camila Dos, Camila Tres and Camila Cuatro mining claims located in the Commune of Vallenar, Province of Huasco, III Region of Atacama, Chile. Under the terms of the agreement, we paid $5,000 on February 1, 2008 and $50,000 on May 23, 2008.  In December 2008 we allowed our option to expire and wrote-off $55,000 in mineral property costs at January 31, 2009. (Notes 2 and 4)

Mateo Exploration Claims

On November 2, 2008, Polymet staked and registered the Mateo 4-11 exploration claims covering 2,200 hectares.  At January 31, 2009 the Company had spent a total of $1,784 on these claims.

On January 30, 2009, Polymet staked and registered the Mateo 12-14 exploration claims covering 700 hectares.  At January 31, 2009 the Company had spent a total of $490 on these claims.

All of the Mateo claims are located in the Commune of Vallenar, Province of Huasco, III Region of Atacama, Chile.  Under Chile’s mining and land tenure policies, the Mateo claims are exploration claims (pedimento stage claims) and can be explored for a period of up to two years. After two years, the Company can apply to convert them into exploration concession stage properties.

RED METAL RESOURCES LTD.
(Formerly Red Lake Exploration, Inc.)
(AN EXPLORATION STAGE COMPANY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2009 AND 2008

NOTE 6 – UNPROVED MINERAL PROPERTIES, continued

Che Mineral Claims

On October 10, 2008 Polymet entered into an option to purchase contract with a related company to acquire an option to purchase the Che Uno 1-8 and Che Dos 1-10 mining claims covering 76 hectares in the Commune of Vallenar, Province of Huasco, III Region of Atacama. Under the terms of the option to purchase contract we agreed to pay $444 on October 10, 2008 as consideration for the option agreement and $20,000 by April 10, 2009 to acquire the Che claims.  On October 10, 2008 the Company signed an amendment to the option to purchase contract extending the consideration payment date to December 2, 2008. On December 2, 2008 the Company paid $444 and acquired the option agreement.

The claims are subject to a 1% royalty on the net sales of minerals extracted from the property to a total of $100,000.  The royalty payments are due monthly once exploitation begins and are not subject to minimum payments.  The Company has no obligation to pay the royalty if it does not commence exploitation.  At January 31, 2009 the Company had paid a total of $747 in option acquisition and legal costs for these claims.  (Notes 4, 9 and 11)

Santa Rosa Mineral Properties

On February 1, 2008, Polymet entered into an option agreement with a related company to acquire an option to purchase the Santa Rosa Uno Al Seis and Porfiada Uno Al Diez mining claims, located in the Commune of Freirina, Province of Huasco, III Region of Atacama in Chile. The Santa Rosa properties consist of two mining claims covering 110 hectares.  In December 2008, we allowed the option to expire and wrote-off $132,000 in mineral property costs at January 31, 2009. (Notes 2 and 4)

A related company conducted exploitation work from October 2007 to October 27, 2008 and paid us a royalty equal to 5% of the net proceeds it received from the processor. During the year ended January 31, 2009, we received $15,658 in royalties from this related company.  (Notes 2 and 4)

Jova Exploration Concessions

On September 28, 2008, Polymet staked and registered the Jova 1-13 exploration claims covering 2,600 hectares.

On November 17, 2008, Polymet staked and registered the Jova 14 and 15 exploration claims covering 500 hectares.

The Jova exploration concessions are located in the Commune of Freirina, Province of Huasco, III Region of Atacama, Chile.  The claims surround the Santa Rosa mineral properties to the north, south, east and west.

At January 31, 2009 the Company had spent $3,976 and $688 in acquisition costs on the Jova 1-13 and Jova 14 and 15 claims, respectively.  (Note 11)

RED METAL RESOURCES LTD.
(Formerly Red Lake Exploration, Inc.)
(AN EXPLORATION STAGE COMPANY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2009 AND 2008

NOTE 6 – UNPROVED MINERAL PROPERTIES, continued

Costa Rica Exploration Concessions

On October 16, 2008, Polymet staked and registered the Costa Rica Dos and Costa Rica Tres exploration claims covering 600 hectares located in the  Province of Copiapo, III Region of Atacama, Chile.  At January 31, 2009 the Company had spent $1,248 in acquisition costs on these claims.  (Note 11)

Cañas Mineral Properties

On November 27, 2008, Polymet purchased the Cañas mining claims for $4,656 and owes outstanding taxes of approximately 28 million Chilean pesos (approximately $45,000). The Cañas properties are located in the Province of Huasco, III Region of Atacama, Chile and consist of three mining concessions Canas 1-30, Canas I 1-20 and Canas II 1-20 covering 700 hectares.

Estrella Mineral Properties

On November 27, 2008, Polymet purchased the Estrella mining claims for $11,423 and owes outstanding taxes of approximately 55 million Chilean pesos (approximately $90,000). The Estrella properties are located in Province of Huasco, III Region of Atacama, Chile and consist of three blocks of claims containing eleven claims covering 1,383 hectares.

Caminada Mineral Property

On November 27, 2008, Polymet purchased the Caminada mining claims for $1,062 and owes outstanding taxes of approximately 1.5 million Chilean pesos (approximately $2,000).  The Caminada property is located in the Province of Huasco, III Region of Atacama, Chile and covers 40 hectares.

Margarita Mineral Property

On November 27, 2008, Polymet purchased the Margarita 1-4 mining claims for $16,072 and owes outstanding taxes of approximately 600,000 Chilean pesos (approximately $1,000).  The Margarita property is located in the Commune of Vallenar, Province of Huasco, III Region of Atacama, Chile and covers 56 hectares.

See Note 11 for additional mineral property acquisitions and dispositions.

RED METAL RESOURCES LTD.
(Formerly Red Lake Exploration, Inc.)
(AN EXPLORATION STAGE COMPANY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2009 AND 2008

NOTE 7 – COMMON STOCK

On August 27, 2008, our authorized common stock increased from 75,000,000 shares to 500,000,000 shares with a par value of $0.001 per share.

On May 14, 2008, the Company issued 999,999 units at $0.30 per unit in a private placement for cash of $300,000.  Each unit consists of one share of common stock and one warrant entitling the holder to purchase one share of common stock for $0.50.   (Notes 4 and 8)

On April 21, 2008, the Company issued 4,000,000 units at $0.25 per unit in a private placement for cash of $1,000,000.  Each unit consists of one share of common stock and one warrant entitling the holder to purchase one share of common stock for $0.35.  (Notes 4 and 8)

On August 13, 2007, the Company issued 333,334 units at $0.30 per unit in a private placement for cash of $100,000. Each unit consists of one common share and ½ of one warrant (a total of 166,667 warrants).  (Notes 4 and 8)

On June 20, 2007 the Company acquired 24,500,000 shares of its own common stock from its former president for consideration of $1.  The Company cancelled these shares.

On June 15, 2007, the Company declared a forward stock split of 13 shares for every one share of common stock.   All issued shares were retroactively adjusted for all periods presented.

On January 31, 2006, the Company issued 10,850,000 shares of common stock (adjusted to reflect the forward split) at $0.0035714 per share for proceeds of $38,750.

On October 28, 2005, the Company issued 24,500,000 shares of common stock (adjusted to reflect the forward split) at $0.0007143 per share for proceeds of $17,500.

On October 3, 2005, the Company issued 42,000,000 shares of common stock (adjusted to reflect the forward split) to its president at $0.00007143 per share for proceeds of $3,000.

NOTE 8 – WARRANTS

On May 14, 2008, the Company issued 999,999 share purchase warrants which entitle the holder to purchase up to 999,999 shares of the Company’s common stock at $0.50 per share.  The warrants have a term of two years and will expire on May 14, 2010.  The warrants are required to be exercised if, at any time after November 14, 2008, the Company’s shares trade at $0.80 per share for 30 consecutive days. At January 31, 2009 none of these warrants had been exercised. (Notes 4 and 7)

On April 21, 2008, the Company issued 4,000,000 share purchase warrants which entitle the holder to purchase up to 4,000,000 shares of the Company’s common stock at $0.35 per share. The warrants have a term of two years and will expire on April 21, 2010.   At January 31, 2009 none of these warrants had been exercised. (Notes 4 and 7)

RED METAL RESOURCES LTD.
(Formerly Red Lake Exploration, Inc.)
(AN EXPLORATION STAGE COMPANY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2009 AND 2008

NOTE 8 – WARRANTS, continued

On August 15, 2007, the Company issued 333,334 share purchase warrants which entitle the holder to purchase up to 166,667 shares of the Company’s common stock at $0.50 per share.  Two warrants entitle the holder to purchase one share of common stock for $0.50. The warrants have a two-year term and will expire on August 13, 2009.  At October 31, 2008 none of these warrants had been exercised.  (Notes 4 and 7)

All of the Company’s warrants were issued in units that included shares of common stock.  When the units were issued, the Company allocated 25% of the proceeds of the issuance to the estimated fair value of the warrants.  The Company considers the fair value amount to be reasonable and has consistently allocated this percentage of the proceeds to estimate the fair value of the warrants.  At January 31, 2009 and 2008 the Company had allocated $325,000 and $25,000 respectively, of the proceeds from the issuance of the units as the estimated fair value of the warrants.

Warrants Outstanding

At January 31, 2009, the following share purchase warrants were outstanding:

Number of Shares	Exercise Price Per Share	Expiry Date
166,667	$ 0.50	August 13, 2009
4,000,000	$ 0.35	April 21, 2010
999,999	$ 0.50	May 14, 2010
5,166,666

NOTE 9 – COMMITMENTS

Financing

On May 2, 2008, the Company entered into a letter agreement with a brokerage house whereby the brokerage house agreed to privately place up to $6,000,000 of units of the Company’s common stock and common stock purchase warrants.  The Company has agreed to pay the brokerage house a commission equal to 9% of the total financing and issue warrants equal to 10% of the total number of units issued.  The Company paid a non-refundable work fee of $25,000 which will be deducted from the commission.  The contract is effective until May 19, 2009.

Investor Relations

On October 21, 2008, the Company entered into a letter agreement with an independent investor relations specialist who agreed to manage our investor relations program.  The Company has agreed to pay him a monthly flat fee of $4,500. The letter agreement can be terminated without cause by either party at any time.

RED METAL RESOURCES LTD.
(Formerly Red Lake Exploration, Inc.)
(AN EXPLORATION STAGE COMPANY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2009 AND 2008

NOTE 9 – COMMITMENTS, continued

Commitments

At January 31, 2009, the Company had the following contractual obligations under the Farellon and Che agreements.  (Note 6)

Future minimum payments	Option payment	Royalty payments (a)
2010	$20,000	$-
2011	-	-
2012	-	-
2013	-	-
2014	-	-
After 2014	-	700,000
Total future minimum payments	$20,000	$700,000
(a) These royalty payments are due only if the Company exploits the properties.

See Note 11 for additional commitments.

NOTE 10 – INCOME TAXES

Income tax expense has not been recognized for the years ended January 31, 2009 and 2008 and no taxes were payable at January 31, 2009 or 2008, because the Company has incurred losses since its inception. Red Metal is subject to United States federal and state taxes and Polymet is subject to Chilean tax law.

The components of the Company’s net operating losses for the years ended January 31, 2009 and 2008 were:
	2009	2008
United States	$(429,972)	$(231,882)
Chile	(951,019)	238

	$(1,380,991)	$(231,644)

At January 31, 2009 and 2008, the Company had the following deferred tax assets that primarily relate to net operating losses.  The Company established a 100% valuation allowance, as management believes it is more likely than not that the deferred tax assets will not be realized.

	2009	2008
Federal loss carryforwards (effective rate 34%)	$230,511	$84,321
Foreign loss carryforwards	161,713	(40)

Less: valuation allowance	(392,224)	(84,281)

	$-	$-

RED METAL RESOURCES LTD.
(Formerly Red Lake Exploration, Inc.)
(AN EXPLORATION STAGE COMPANY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2009 AND 2008

NOTE 10 – INCOME TAXES, continued

The Company’s valuation allowance increased during 2009 and 2008 by $307,943 and $78,800, respectively.

The Company had the following net operating loss carryforwards (NOLs) at January 31:

	2009	2008
United States	$677,974	$247,764
Chile	950,781	(238)

	$1,628,755	$247,526

The federal NOLs expire through January 31, 2029.  The Company is a Nevada corporation and is not subject to state taxes.  The Chilean tax losses can be carried forward indefinitely.

NOTE 11 – SUBSEQUENT EVENTS

Irene Property

On February 2, 2009, the Company entered into a letter of intent to purchase two properties known as the Irene properties from a related company for 21,000,000 Chilean pesos (approximately $34,000).  The Irene properties consist of Irene Una al Dos and Irene II Uno al Diez mineral holdings are located in the Commune of Vallenar, Province  of Huasco, III Region of Atacama, and cover a total of 60 hectares.  (Notes 4, 6 and 9)

Che Mineral Claims

On April 7, 2009, the Company entered into Amendment No.2 to the October 10, 2008 option to purchase agreement for the Che Mineral Claims.  Amendment No. 2 extends the $20,000 payment date to October 10, 2009.  (Notes 4, 6 and 9)

Jova Mineral Claims

On April 7, 2009, the Company identified the potential for two more claims contiguous to the Jova claims, consolidated them with the Jova claims and re-staked them all as the Eva 1 – 17 claims. They cover 3,500 hectares.  (Note 6)

Financing

On March 18, 2009, the Company entered into a one–year, non-exclusive financing agreement and agreed to pay a consultant the following fees for assisting the company with any of the following transactions; a 10% commission upon consummation of any financing transactions; issuance of 1,000,000 shares of the Company’s common stock if the Company enters into a joint venture agreement and production commences on the Farellon property; and/or an 8% commission and issuance of 250,000 shares of the Company’s common stock upon the sale of the Farellon property.  This agreement can be terminated or extended by either party with five days written notice.  (Note 9)

RED METAL RESOURCES LTD.
(Formerly Red Lake Exploration, Inc.)
(AN EXPLORATION STAGE COMPANY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2009 AND 2008

NOTE 11 – SUBSEQUENT EVENTS, continued

Consulting Contract

On April 1, 2009 the Company entered into a consulting contract with a related company whereby the Company will pay US$5,600 (3,450,000 Chilean pesos) per month for professional and other services.  The contract is for nine months commencing on April 1, 2009.  (Notes 4 and 9)

Mineral Claims

Subsequent to January 31, 2009 the Company decided to abandon the Costa Rica Dos and Tres mineral claims.  (Note 6)

Notes Payable to Related Party

Subsequent to January 31, 2009, the Company issued a total of $106,000 in notes payable to a related party. The notes payable are payable on demand, unsecured and bear interest at 8% per annum, compounded monthly. (Note 5)

ITEM 14: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On September 30, 2009, we dismissed Mendoza Berger & Company, LLP as our independent registered public accounting firm. This action was approved by the board of directors.

The reports of Mendoza Berger on our consolidated financial statements for the fiscal years ended January 31, 2009 and 2008 did not contain any adverse opinion or a disclaimer of opinion, but the reports issued on these financial statements were modified as to our ability to continue as a going concern.

During our fiscal years ended January 31, 2009 and 2008 and through September 30, 2009, we had no disagreements with Mendoza Berger on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Mendoza Berger, would have caused it to refer to the disagreement in its reports on our financial statements for those fiscal years.

On October 30, 2009, we engaged Dale Matheson Carr-Hilton LaBonte LLP as our independent registered public accounting firm. This engagement was approved by our board of directors. During our fiscal years ended January 31, 2009 and 2008 and through September 30, 2009 we did not consult with Dale Matheson regarding any of the matters or events set forth in Item 304(a)(2)(i) or Item 304(a)(2)(ii) of Regulation S-K.

ITEM 15: EXHIBITS

See the index to financial statements on page 37.

The following table sets out the exhibits either filed herewith or incorporated by reference.

Exhibit	Description

3.1	Articles of Incorporation1
3.2	By-laws1
10.1	Agreement to assign contract for the option to purchase mining holdings dated September 25, 2007 between Minera Farellon Limitada and Minera Polymet Limitada2
10.2	Contract for the option to purchase mining holdings dated May 2, 2007 between Compañia Minera Romelio Alday Limitada and Minera Farellon Limitada2
10.3	Amendment number 1 to Agreement to assign contract for the option to purchase mining holdings dated November 20, 20073
10.4	Contract for the option to purchase mining holdings dated December 7, 2007 between Ingenieria De Proyectos, Desarrollo, Estudios y Servicios H.I.T. Limitada and Minera Farellon Limitada4
10.5	Santa Rosa option agreement to acquire mining concession dated February 1, 2008 between Minera Farellon Limitada and Minera Polymet Limitada4
10.6	Contract for the option to purchase mining holdings dated September 10, 2007 between Antolin Amadeo Crespo Garcia and Minera Farellon Limitada4
10.7	Camila option agreement to acquire mining concession dated February 1, 2008 between Minera Farellon Limitada and Minera Polymet Limitada4
10.8
Contract for the option to purchase mining holdings dated October 10, 2008 between Minera Farellon Limitada and Minera Polymet Limitada6, Amendment #1 dated October 10, 20086 and Amendment #2 dated April 7, 20095

10.9	Letter of intent for the purchase of Pertenencia Irene Una al Dos dated February 2, 2009 between Minera Farellon Limitada and Minera Polymet Limitada6
10.10	Contract for consulting services dated April 1, 2009 between Minera Farellon Limitada and Minera Polymet Limitada5,7
10.11	Loan Agreement dated November 19, 2008 between Red Metal Resources Ltd. and Richard N. Jeffs and Promissory Note dated November 19, 2008 in favor of Richard N. Jeffs6
10.12	Loan Agreement dated February 11, 2009 between Red Metal Resources Ltd. and Richard N. Jeffs and Promissory Note dated February 11, 2009 in favor of Richard N. Jeffs6

10.13	Loan Agreement dated February 25, 2009 between Red Metal Resources Ltd. and Richard N. Jeffs and Promissory Note dated February 25, 2009 in favor of Richard N. Jeffs6
10.14	Loan Agreement dated April 6, 2009 between Red Metal Resources Ltd. and Richard N. Jeffs and Promissory Note dated April 6, 2009 in favor of Richard N. Jeffs6
10.15	Loan Agreement dated April 28, 2009 between Red Metal Resources Ltd. and Richard N. Jeffs and Promissory Note dated April 28, 2009 in favor of Richard N. Jeffs6
10.16	Termination of option to purchase Santa Rosa property6
10.17	Loan Agreement dated July 17, 2008 between Red Metal Resources Ltd. and Richard N. Jeffs and Promissory Note dated July 17, 2008 in favor of Richard N. Jeffs6
10.18	Loan Agreement dated July 30, 2008 between Red Metal Resources Ltd. and Richard N. Jeffs and Promissory Note dated July 30, 2008 in favor of Richard N. Jeffs6
10.19	Loan Agreement dated September 11, 2008 between Red Metal Resources Ltd. and Richard N. Jeffs and Promissory Note dated September 11, 2008 in favor of Richard N. Jeffs6
10.20	Loan Agreement dated October 22, 2008 between Red Metal Resources Ltd. and Richard N. Jeffs and Promissory Note dated October 22, 2008 in favor of Richard N. Jeffs6
10.21	Loan Agreement dated May 08, 2009 between Red Metal Resources Ltd. and Richard N. Jeffs and Promissory Note dated May 08, 2009 in favor of Richard N. Jeffs8
10.22	Loan Agreement dated May 12, 2009 between Red Metal Resources Ltd. and Richard N. Jeffs and Promissory Note dated May 12, 2009 in favor of Richard N. Jeffs8
10.23	Loan Agreement dated June 10, 2009 between Red Metal Resources Ltd. and Richard N. Jeffs and Promissory Note dated June 10, 2009 in favor of Richard N. Jeffs9
10.24	Loan Agreement dated July 6, 2009 between Red Metal Resources Ltd. and Richard N. Jeffs and Promissory Note dated July 6, 2009 in favor of Richard N. Jeffs9
10.25	Loan Agreement dated August 11, 2009 between Red Metal Resources Ltd. and Richard N. Jeffs and Promissory Note dated August 11, 2009 in favor of Richard N. Jeffs9
10.26	Loan Agreement dated August 25, 2009 between Red Metal Resources Ltd. and Richard N. Jeffs and Promissory Note dated August 25, 2009 in favor of Richard N. Jeffs9
10.27	Loan Agreement dated September 09, 2009 between Red Metal Resources Ltd. and Richard N. Jeffs and Promissory Note dated September 09, 2009 in favor of Richard N. Jeffs9
10.28	Contract dated September 21, 2009 with Micon International Limited for preparation of a NI 43-101 technical report9
16	Letter re change in certifying accountant9
21	List of significant subsidiaries of Red Metal Resources Ltd.6
99	NI 43-101 Technical Report on the Farellon Project, Region III, Chile, dated January 15, 2010 by William J. Lewis, B.Sc., P.Geo9
1Incorporated by reference from the registrant’s registration statement on Form SB-2 filed with the Securities and Exchange Commission on May 22, 2006 as file number 333-134-363
2Incorporated by reference from the registrant’s report on Form 8-K filed with the Securities and Exchange Commission on October 2, 2007
3Incorporated by reference from the registrant’s report on Form 8-K filed with the Securities and Exchange Commission on May 1, 2008
4 Incorporated by reference from the registrant’s annual report on Form 10-KSB for the fiscal year ended January 31, 2008 filed with the Securities and Exchange Commission on May 13, 2008
5Incorporated by reference from the registrant’s report on Form 8-K filed with the Securities and Exchange Commission on April 15, 2009
6Incorporated by reference from the registrant’s annual report on Form 10-K for the fiscal year ended January 31, 2009 filed with the Securities and Exchange Commission on May 4, 2009
7Denotes a management contract
8Incorporated by reference from the registrant’s report on Form 8-K filed with the Securities and Exchange Commission on May 15, 2009
9Filed herewith

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 12, 2010
RED METAL RESOURCES INC.

By:	/s/ Caitlin Jeffs
Caitlin Jeffs, President